Exhibit 99.2

TELUS CORPORATION

Management’s discussion and analysis

2018 Q2

Caution regarding forward-looking statements

This document contains forward-looking statements about expected events and the financial and operating performance of TELUS Corporation. The terms TELUS, the Company, we, us and our refer to TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries.

Forward-looking statements include any statements that do not refer to historical facts. They include, but are not limited to, statements relating to our objectives and our strategies to achieve those objectives, our targets, outlook, updates, and our multi-year dividend growth program. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, strategy, target and other similar expressions, or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, predict, seek, should, strive and will.

By their nature, forward-looking statements are subject to inherent risks and uncertainties and are based on assumptions, including assumptions about future economic conditions and courses of action. These assumptions may ultimately prove to have been inaccurate and, as a result, our actual results or events may differ materially from expectations expressed in or implied by the forward-looking statements. An update to our assumptions for 2018 is in Section 9 Update to general trends, outlook and assumptions, and regulatory developments and proceedings in this Management’s discussion and analysis (MD&A).

Risks and uncertainties that could cause actual performance or events to differ materially from the forward-looking statements made herein and in other TELUS filings include, but are not limited to, the following:

•                  Competition including: our ability to continue to retain customers through an enhanced customer service experience, including through the deployment and operation of evolving wireless and wireline network; the ability of industry competitors to successfully launch their respective platforms and to combine a mix of long distance, high-speed Internet access (HSIA) and, in some cases, wireless services under one bundled and/or discounted monthly rate, along with their existing broadcast or satellite-based TV services; the success of new products, new services and supporting systems, such as home automation security, Internet of Things (IoT) services for Internet-connected devices; continued intense rivalry across all services among wireless and wireline telecommunications companies, cable-TV providers, other communications companies and over-the-top (OTT) services, which, among other things, places pressures on current and future average billing per subscriber unit per month (ABPU) (as described in Section 5 Discussion of operations), average revenue per subscriber unit per month (ARPU), cost of acquisition, cost of retention and churn rate for all services, as do customer usage patterns, flat-rate pricing trends for voice and data, inclusive rate plans for voice and data and availability of Wi-Fi networks for data; mergers and acquisitions of industry competitors; pressures on high-speed Internet and TV ARPU and churn rate resulting from market conditions, government actions and customer usage patterns; residential and business network access line (NAL) losses; subscriber additions and retention volumes, and associated costs for wireless, TV and high-speed Internet services; our ability to obtain and offer content on a timely basis across multiple devices on wireless and TV platforms at a reasonable cost; our ability to compete successfully in customer care and business services (CCBS) contracting given our competitors’ brand recognition, consolidation and strategic alliances as well as technology development and our ongoing ability to provide a service experience that meets or exceeds customer expectations and, in our TELUS Health business, our ability to compete with other providers of electronic medical records and pharmacy management products, systems integrators and health service providers including those that own a vertically integrated mix of health services delivery, IT solutions, and related services, and global providers that could achieve expanded Canadian footprints.

•                  Technological substitution including: reduced utilization and increased commoditization of traditional wireline voice local and long distance services from impacts of OTT applications and wireless substitution, a declining overall market for paid TV services, including as a result of content piracy and signal theft and as a result of a rise in OTT direct to consumer video offerings and virtual multichannel video programming distribution platforms; the increasing number of households that have only wireless and/or Internet-based telephone services; potential wireless ABPU and ARPU declines as a result of, among other factors, substitution to messaging and OTT applications; substitution to increasingly available Wi-Fi services; and disruptive technologies such as OTT IP services, including Network as a Service in the business market, that may displace or re-rate our existing data services.

•                  Technology including: subscriber demand for data that may challenge network and spectrum capacity levels in the future and may be accompanied by increases in delivery cost; our reliance on information technology and our need to streamline our legacy systems; technology options, evolution paths and roll-out plans for video distribution platforms and telecommunications network technologies (including broadband initiatives, such as fibre to the premises (FTTP), wireless small-cell deployment, 5G wireless and availability of resources and ability to build out adequate broadband capacity); our reliance on wireless network access agreements, which have facilitated our deployment of wireless technologies; choice of suppliers and those suppliers’ ability to maintain and service their product lines, which could affect the success of upgrades to, and evolution of, technology that we offer; supplier concentration and market power for network equipment, TELUS TV® and wireless handsets; the performance of wireless technology; our expected long-term need to acquire additional spectrum capacity through future spectrum auctions and from third parties to address increasing demand for data; deployment and operation of new wireline broadband network technologies at a reasonable cost and availability and success of new products and services to be rolled out using such network technologies; network reliability and change management; self-learning tools and automation that may change the way we interact with customers; and uncertainties around our strategy to replace certain legacy wireline network technologies, systems and services to reduce operating costs.

•                  Regulatory decisions and developments including the potential of government intervention to further increase wireless competition; government intervention further to the CRTC’s determinations for wholesale GSM-based domestic roaming and the setting of such rates charged to wireless service providers (WSPs) on a retroactive basis; future spectrum auctions and spectrum policy determinations, including the amount of spectrum TELUS is able to acquire and its cost under the Technical, Policy and Licensing Framework for Spectrum in the 600 MHz Band, as well as cost and availability of spectrum in the 3500 MHz band; restrictions on the purchase, sale and transfer of spectrum licences; the impact of the CRTC’s wireline wholesale services review, with a review of rates and configurations for wholesale access currently in progress for TELUS; changes to the cost burden associated with CRTC-mandated network interconnections; disputes with certain municipalities regarding rights-of-way bylaws; and other potential threats to unitary federal regulatory authority over telecommunications, including provincial wireless and consumer protection legislation; the Competition Bureau’s market study on competition in broadband services; the CRTC’s forthcoming report on the retail practices of Canada’s large telecommunications carriers, as directed by the Governor in Council; the impacts of the CRTC’s decision to require pro-rated refunds when customers terminate their services; the CRTC’s phase-out of the local service subsidy regime and corresponding establishment of a broadband funding regime to support the enhancement of high-speed Internet services focusing on underserved areas in Canada; the impact of the review of the Minister of Canadian Heritage’s new Creative Canada policy framework announced on September 28, 2017; the CRTC’s consultation and report on distribution models of the future; vertical integration in the broadcasting industry resulting in competitors owning broadcast content services, and timely and effective enforcement of related regulatory safeguards; the review of the Copyright Act, which began in early 2018; the federal government’s review of the Broadcasting Act, Telecommunications Act and Radiocommunication Act as announced on June 5, 2018; the outcome of TELUS’ applications for renewal of its broadcasting distribution licences; the North American Free Trade Agreement renegotiation; and restrictions on non-Canadian ownership and control of TELUS Common Shares and the ongoing monitoring and compliance with such restrictions.

•                  Capital expenditure levels and potential outlays for spectrum licences in spectrum auctions or from third parties, due to: our broadband initiatives, including connecting more homes and businesses directly to fibre; our ongoing deployment of newer wireless technologies, including wireless small cells to improve coverage and capacity and prepare for a more efficient and timely evolution to 5G wireless services; utilizing acquired spectrum; investments in network resiliency and reliability; subscriber demand for data; evolving systems and business processes; implementing efficiency initiatives; supporting large complex deals; and future wireless spectrum auctions held by Innovation, Science and Economic Development Canada (ISED) including the 600 MHz spectrum auction scheduled to take place in March 2019 which will result in increased expenditures. Our capital expenditure levels could be impacted if we do not achieve our targeted operational and financial results.

•                  Human resource matters including: recruitment, retention and appropriate training in a highly competitive industry, and the level of employee engagement.

•                  Operational performance and business combination risks including: our reliance on legacy systems and ability to implement and support new products and services and business operations in a timely manner; our ability to implement effective change management for system replacements and upgrades, process redesigns and business integrations (such as our ability to successfully integrate acquisitions, complete divestitures or establish partnerships in a timely manner, and realize expected strategic benefits, including those following compliance with any regulatory orders); our ability to identify and manage new risks inherent to new service offerings that we may provide, including as a result of acquisitions, which could result in damage to our brand, our business in the relevant area or as a whole, additional exposure to litigation or regulatory proceedings; the implementation of complex large enterprise deals that may be adversely impacted by available resources; system limitations and degree of co-operation from other service providers; our ability to successfully manage operations in foreign jurisdictions, including managing risks such as currency fluctuations; and real estate joint venture re-development risks.

•                  Business continuity events including: our ability to maintain customer service and operate our networks in the event of human error or human-caused threats, such as cyberattacks and equipment failures that could cause various degrees of network outages; supply chain disruptions including as a result of government restrictions or trade actions; natural disaster threats; epidemics; pandemics; political instability in certain international locations; information security and privacy breaches, including data loss or theft of data; intentional threats to our infrastructure and business operations; and the completeness and effectiveness of business continuity and disaster recovery plans and responses.

•                  Ability to successfully implement cost reduction initiatives and realize planned savings, net of restructuring and other costs, without losing customer service focus or negatively affecting business operations. Examples of these initiatives are: our operating efficiency and effectiveness program to drive improvements in financial results, including the future benefits of the 2016 immediately vesting transformative compensation initiative; business integrations; business product simplification; business process outsourcing; offshoring and reorganizations, including any full-time equivalent (FTE) employee reduction programs; procurement initiatives; and real estate rationalization. Additional revenue and cost efficiency and effectiveness initiatives will continue to be assessed and implemented.

•                  Financing and debt requirements including: our ability to carry out financing activities, and our ability to maintain investment grade credit ratings in the range of BBB+ or the equivalent.

•                  Ability to sustain our dividend growth program through 2019. This program may be affected by factors such as the competitive environment, economic performance in Canada, our earnings and free cash flow, our levels of capital expenditures and spectrum licence purchases, acquisitions, the management of our capital structure, and regulatory decisions and developments. Quarterly dividend decisions are subject to assessment and determination by our Board of Directors (Board) based on the Company’s financial position and outlook. Shares may be purchased under our normal course issuer bid (NCIB) when and if we consider it opportunistic, based on the Company’s financial position and outlook, and the market price of TELUS shares. There can be no assurance that our dividend growth program or any NCIB will be maintained, not changed and/or completed through 2019.

•                  Taxation matters including: interpretation of complex domestic and foreign tax laws by the tax authorities that may differ from our interpretations; the timing of income and deductions, such as tax depreciation and operating expenses; changes in tax laws, including tax rates; tax expenses being materially different than anticipated, including the taxability of income and deductibility of tax attributes; elimination of income tax deferrals through the use of different tax year-ends for operating partnerships and corporate partners; and tax authorities adopting more aggressive auditing practices, for example, tax reassessments or adverse court decisions impacting the tax payable by us.

•                  Litigation and legal matters including: our ability to successfully respond to investigations and regulatory proceedings; our ability to defend against existing and potential claims and lawsuits, including intellectual property infringement claims and class actions based on consumer claims, data, privacy or security breaches and secondary market liability; and the complexity of legal compliance in domestic and foreign jurisdictions, including compliance with anti-bribery and foreign corrupt practices laws.

•                  Health, safety and the environment including: lost employee work time resulting from illness or injury, public concerns related to radio frequency emissions, environmental issues affecting our business including climate change, waste and waste recycling, risks relating to fuel systems on our properties, and changing government and public expectations regarding environmental matters and our responses.

•                  Economic growth and fluctuations including: the state of the economy in Canada, which may be influenced by economic and other developments outside of Canada, including potential outcomes of yet unknown policies and actions of foreign governments; future interest rates; inflation; unemployment levels; effects of fluctuating oil prices; effects of low business spending (such as reducing investments and cost structure); pension investment returns, funding and discount rates; and Canadian dollar: U.S. dollar exchange rates.

These risks are described in additional detail in Section 9 General trends, outlook and assumptions, and regulatory developments and proceedings and Section 10 Risks and risk management in our 2017 annual MD&A. Those descriptions are incorporated by reference in this cautionary statement but are not intended to be a complete list of the risks that could affect the Company.

Many of these factors are beyond our control or our current expectations or knowledge. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation. Except as otherwise indicated in this document, the forward-looking statements made herein do not reflect the potential impact of any non-recurring or special items or any mergers, acquisitions, dispositions or other business combinations or transactions that may be announced or that may occur after the date of this document.

Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements in this document describe our expectations and are based on our assumptions as at the date of this document and are subject to change after this date. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements.

This cautionary statement qualifies all of the forward-looking statements in this MD&A.

Management’s discussion and analysis (MD&A)

August 3, 2018

Contents

Section		Description
1.	Introduction	1.1 Preparation of the MD&A
1.2 The environment in which we operate
1.3 Consolidated highlights
2.	Core business and strategy
3.	Corporate priorities for 2018
4.	Capabilities	4.1 Principal markets addressed and competition
4.2 Operational resources
4.3 Liquidity and capital resources
4.4 Changes in internal control over financial reporting
5.	Discussion of operations	5.1 General
5.2 Summary of consolidated quarterly results and trends
5.3 Consolidated operations
5.4 Wireless segment
5.5 Wireline segment
6.	Changes in financial position
7.	Liquidity and capital resources	7.1 Overview
7.2 Cash provided by operating activities
7.3 Cash used by investing activities
7.4 Cash provided (used) by financing activities
7.5 Liquidity and capital resource measures
7.6 Credit facilities
7.7 Sale of trade receivables
7.8 Credit ratings
7.9 Financial instruments, commitments and contingent liabilities
7.10 Outstanding share information
7.11 Transactions between related parties
8.	Accounting matters	8.1 Critical accounting estimates
8.2 Accounting policy developments
9.	Update to general trends, outlook and assumptions, and regulatory developments and proceedings	9.1 Telecommunications industry regulatory developments and proceedings
10.	Risks and risk management
11.	Definitions and reconciliations	11.1 Non-GAAP and other financial measures
11.2 Operating indicators

1.              Introduction

The forward-looking statements in this section, including estimates regarding economic growth, are qualified by the Caution regarding forward-looking statements at the beginning of this Management’s discussion and analysis (MD&A).

1.1 Preparation of the MD&A

The following sections present a discussion of our consolidated financial position and performance for the three-month and six-month periods ended June 30, 2018, and should be read together with our June 30, 2018, condensed interim consolidated financial statements (interim consolidated financial statements). The generally accepted accounting principles (GAAP) we use are the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Our interim consolidated financial statements comply with IFRS-IASB and Canadian GAAP and have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. In this MD&A, the term IFRS is used to refer to these standards. We adopted IFRS 9, Financial Instruments and IFRS 15, Revenue from Contracts with Customers on January 1, 2018, with retrospective application. See Section 5.2 Summary of consolidated quarterly results and trends, Section 5.4 Wireless segment and Section 5.5 Wireline segment of the MD&A, as well as Note 2(c) of the interim consolidated financial statements for reconciliations of results excluding IFRS 15 effects. In our discussion, we also use certain non-GAAP financial measures to evaluate our performance, monitor compliance with debt covenants and manage our capital structure. These measures are defined, qualified and reconciled with the nearest GAAP measures in Section 11.1. All currency amounts are in Canadian dollars, unless otherwise specified.

Additional information relating to the Company, including our annual information form and other filings with securities commissions or similar regulatory authorities in Canada, is available on SEDAR (sedar.com). Our filings with the Securities and Exchange Commission in the United States, including Form 40-F, are available on EDGAR (sec.gov).

Our disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management on a timely basis, so that informed decisions can be made regarding appropriate public disclosure. This MD&A and the interim consolidated financial statements were reviewed by our Audit Committee and authorized by our Board of Directors (Board) for issuance on August 3, 2018.

In this MD&A, unless otherwise indicated, results for the second quarter of 2018 (three-month period ended June 30, 2018) and the six-month period ended June 30, 2018 are compared with results from the second quarter of 2017 (three-month period ended June 30, 2017) and the six-month period ended June 30, 2017, adjusted for the retrospective application of IFRS 9 and IFRS 15 (to the three-month period ended and six-month period ended June 30, 2017).

1.2 The environment in which we operate

The success of our business and the challenges we face can best be understood with reference to the environment in which we operate, including broader economic factors that affect our customers and us, and the competitive nature of our industry. Our estimates regarding our environment also form an important part of the assumptions on which our targets are based.

Economic growth

We currently estimate that the annual rate of economic growth in Canada in 2018 will be 2.1%, as updated in our first quarter 2018 MD&A, based on a composite of estimates from Canadian banks and other sources. For our incumbent local exchange carrier (ILEC) provinces in Western Canada, we currently estimate that annual rates of economic growth will be 2.5% in 2018 in British Columbia (B.C.) (unchanged from our 2017 annual MD&A), and 2.4% in Alberta (unchanged from our 2017 annual MD&A). The Bank of Canada’s July 2018 Monetary Policy Report estimated economic growth in Canada will be 2.0% in 2018. The extent to which these economic growth estimates affect us and the timing of their impact will depend upon the actual experience of specific sectors of the Canadian economy.

In respect of the national unemployment rate, Statistics Canada’s Labour Force Survey reported a rate of 6.0% for June 2018 (5.7% for December 2017 and 6.5% for June 2017). The unemployment rate for B.C. was 5.2% for June 2018 (4.6% for December 2017 and 5.1% for June 2017), while the unemployment rate for Alberta was 6.5% for June 2018 (6.9% for December 2017 and 7.4% for June 2017).

With respect to the pace of housing starts, Canada Mortgage and Housing Corporation reported the seasonally adjusted annual rate of housing starts in June 2018 of approximately 248,000 units, compared to the June 2017 rate of approximately 213,000 units.

1.3 Consolidated highlights

Our Board of Directors

At our 2018 annual general meeting held on May 10, 2018, the nominees listed in the TELUS 2018 information circular were elected as directors of TELUS. John Lacey, an independent director who has served as a TELUS director since 2000, retired from our Board on May 10, 2018.

Effective August 2, 2018, Christine Magee joined our Board. Christine is the Co-Founder and Co-Chair of Sleep Country Canada, the largest mattress retailer in Canada. From 1982 to 1994, Christine worked in the banking and financial services industry at the National Bank of Canada and Continental Bank of Canada. She is currently a member of the board of directors of Metro Inc., Woodbine Entertainment Group, Trillium Health Partners, Plan International Canada, and the Advisory Council of the Talent Fund. Christine has also taken on an active mentoring role for Women’s Executive Network. The recipient of numerous awards and other recognition, Christine has most recently received the Excellence Canada Special Recognition of Achievement Award in 2017, and was appointed to the Order of Canada on July 1, 2015. Christine holds an Honour’s Business and Administration Degree from the University of Western Ontario.

Long-term debt issue and early redemption of 2019 Notes

On June 12, 2018, we announced the closure of our offering of US$750 million of senior unsecured 4.60% 30-year notes, maturing on November 16, 2048. The net proceeds were used to repay outstanding indebtedness, including outstanding commercial paper, and for general corporate purposes. We have fully hedged the principal and interest obligations of the notes against fluctuations in the Canadian dollar foreign exchange rate for the entire term of the notes by entering into a foreign exchange derivative (a cross currency interest rate exchange agreement) which effectively converted the principal payments and interest obligations to Canadian dollar obligations with a fixed interest rate of 4.41% and an issued and outstanding amount of $974 million (reflecting a fixed exchange rate of $1.2985). Our average term to maturity of long-term debt (excluding commercial paper and the revolving component of the TELUS International (Cda.) Inc. credit facility) is approximately 11.9 years at June 30, 2018, increasing from approximately 10.7 years at December 31, 2017, and approximately 11.1 years at June 30, 2017. Our weighted average interest rate on long-term debt (excluding commercial paper and the revolving component of the TELUS International (Cda.) Inc. credit facility) was 4.24% at June 30, 2018, as compared to 4.18% at December 31, 2017 and 4.16% at June 30, 2017.

On June 28, 2018, we exercised our right to early redeem, on August 1, 2018, all of our 5.05%, Series CG Notes. The long-term debt prepayment premium has been recorded in the three-month period ending September 30, 2018, and was $34 million before income taxes. Subsequent to this early redemption, the average term to maturity of our long-term debt (excluding commercial paper and the revolving component of the TELUS International (Cda) Inc. credit facility) was approximately 12.7 years and our weighted average cost of long-term debt (excluding commercial paper and the revolving component of the TELUS International (Cda) Inc. credit facility) was 4.18%.

Business acquisition

Subsequent to the second quarter of 2018, on July 19, 2018, we acquired a health-related business complementary to our existing lines of healthcare business for consideration of approximately $147 million.

Consolidated highlights

	Second quarters ended June 30				Six-month periods ended June 30
	2018	2017	Change		2018	2017	Change

($ millions, except footnotes and unless noted otherwise)	Applying IFRS 9 and IFRS 15 (2017 adjusted)				Applying IFRS 9 and IFRS 15 (2017 adjusted), except as noted
Consolidated statements of income
Operating revenues	3,453	3,280	5.3%		6,830	6,463	5.7%
Operating income	692	682	1.5%		1,411	1,385	1.9%
Income before income taxes	542	540	0.4%		1,105	1,105	—%
Net income	397	396	0.3%		809	818	(1.1)%
Net income attributable to Common Shares	390	389	0.3%		800	803	(0.4)%
Adjusted Net income[1]	414	412	0.5%		849	830	2.3%

Earnings per share (EPS) ($)
Basic EPS	0.66	0.66	—%		1.34	1.36	(1.5)%
Adjusted basic EPS[1]	0.70	0.70	—%		1.42	1.41	0.7%
Diluted EPS	0.66	0.66	—%		1.34	1.36	(1.5)%
Dividends declared per Common Share ($)	0.5250	0.4925	6.6%		1.0300	0.9725	5.9%

Basic weighted-average Common Shares outstanding (millions)	596	592	0.7%		595	591	0.7%
Consolidated statements of cash flows
Cash provided by operating activities	1,206	1,126	7.1%		2,044	1,835	11.4%

Cash used by investing activities	(795)	(1,221)	(34.9)%		(1,727)	(2,043)	(15.5)%
Acquisitions	(47)	(466)	(89.9)%		(251)	(478)	(47.5)%
Capital expenditures[2]	(791)	(810)	(2.3)%		(1,441)	(1,534)	(6.1)%

Cash provided (used) by financing activities	(143)	(328)	(56.4)%		(143)	147	n/m
Other highlights
Subscriber connections[3] (thousands)					13,124	12,810	2.5%
Earnings before interest, income taxes, depreciation and amortization (EBITDA)[1]	1,251	1,208	3.6%		2,520	2,443	3.1%
Restructuring and other costs[1]	35	36	(2.8)%		69	40	72.5%
Adjusted EBITDA[4]	1,286	1,241	3.6%		2,589	2,480	4.4%
Adjusted EBITDA margin[5] (%)	37.2	37.9	(0.7	) pts.	37.9	38.4	(0.5	) pts.
Free cash flow[1]	329	260	26.5%		772	477	61.8%

Net debt to EBITDA — excluding restructuring and other costs[1,6] (times)					2.66	2.79	n/m

Notations used in MD&A: n/m — not meaningful; pts. — percentage points.

(1)         These are non-GAAP and other financial measures. See Section 11.1 Non-GAAP and other financial measures.

(2)         Capital expenditures include assets purchased, but not yet paid for, and consequently differ from Cash payments for capital assets, excluding spectrum licences, as reported on the condensed interim consolidated statements of cash flows.

(3)         The sum of active wireless subscribers, residential network access lines (NALs), high-speed Internet access subscribers and TELUS TV subscribers, measured at the end of the respective periods based on information in billing and other systems. Effective April 1, 2017, postpaid subscribers, total subscribers and associated operating statistics (gross additions, net additions, average billing per subscriber unit per month (ABPU), average revenue per subscriber unit per month (ARPU) and churn) were adjusted to include an estimated migration of 85,000 Manitoba Telecom Services Inc. (MTS) subscribers in the opening subscriber balances. Subsequent to this, on October 1, 2017, total subscribers and associated operating statistics were adjusted to reduce estimated migrations of MTS subscribers by 11,000 to 74,000. Effective April 1, 2018, and on a prospective basis, we have adjusted cumulative subscriber connections to remove approximately 68,000 TELUS TV subscribers as we have ceased marketing our Satellite TV product.

(4)         Adjusted EBITDA for all periods excludes restructuring and other costs (See Section 11.1 for restructuring and other cost amounts). Adjusted EBITDA for the second quarter and first six months of 2017 excludes net gains and equity income of $3 million in the second quarter of 2017 related to real estate joint venture developments.

(5)         Adjusted EBITDA margin is Adjusted EBITDA divided by Operating revenues, where the calculation of Operating revenues excludes the second quarter of 2017 net gains and equity income related to real estate joint venture developments.

(6)         2017 amount excludes the effects of implementing IFRS 9 and IFRS 15. Had the 2018 amount excluded the effects of implementing IFRS 9 and IFRS 15, the 2018 amount would be 2.72. (See Section 7.5 Liquidity and capital resource measures.)

Operating highlights

•                  Consolidated operating revenues increased by $173 million in the second quarter of 2018 and $367 million in the first six months of 2018:

Service revenues increased by $143 million in the second quarter of 2018 and $267 million in the first six months of 2018, mainly due to growth in wireless network revenue and wireline data services revenue, partly offset by the ongoing decline in legacy wireline voice revenue.

Equipment revenues increased by $31 million in the second quarter of 2018 and $88 million in the first six months of 2018, largely due to higher wireless equipment revenue resulting from increases in postpaid gross additions as well as higher-value smartphones in the sales mix.

Other operating income was relatively flat in the second quarter of 2018 and increased by $12 million in the first six months of 2018. The increase in the first six months of 2018 was primarily due to higher net gains on sales of certain assets, and property, plant and equipment.

For additional details on operating revenues, see Section 5.4 Wireless segment and Section 5.5 Wireline segment.

•                  During the 12-month period ending June 30, 2018, our total subscriber connections increased by 314,000, reflecting a 4.6% increase in wireless postpaid subscribers, a 5.3% increase in high-speed Internet subscribers and excluding the Satellite TV subscriber adjustment, a 4.1% increase in TELUS TV subscribers, partly offset by a 5.6% decline in wireless prepaid subscribers and a 4.5% decline in residential NALs.

Our postpaid wireless subscriber net additions were 87,000 in the second quarter of 2018 and 135,000 in the first six months of 2018, down 12,000 and 8,000, respectively, from the same periods in 2017, due to continued net new demand from Canadian consumers and businesses offset by incremental deactivations from competitive intensity. Our average monthly postpaid subscriber churn rate was 0.83% in the second quarter of 2018 and 0.89% in the first six months of 2018, as compared to our record low churn rate of 0.79% in the second quarter of 2017 and 0.86% in the first six months of 2017. (See Section 5.4 Wireless segment for additional details.)

Net additions of high-speed Internet subscribers were 29,000 in the second quarter of 2018 and 51,000 in the first six months, up 12,000 and 10,000, respectively, from the same periods in 2017. The increases resulted from the increased demand for our high-speed broadband services, including fibre to the premises (FTTP), as well as improved churn reflecting our focus on executing customers first initiatives and retention programs. Net additions of TELUS TV subscribers were 15,000 in the second quarter of 2018 and 21,000 in the first six months of 2018, up 10,000 in the quarter and 9,000 in the six-month period. The increases reflect higher gross additions from our diverse product offerings and lower customer churn rate. Our continued focus on expanding our addressable high-speed Internet and Optik TV® footprint, connecting more homes and businesses directly to fibre, and bundling these services together contributed to combined Internet and TV subscriber growth of 135,000 or 4.9% over the last 12 months excluding the Satellite TV subscriber adjustment. (See Section 5.5 Wireline segment for additional details.)

•                  Operating income increased by $10 million in the second quarter of 2018 and $26 million in the first six months of 2018, reflecting wireless network revenue growth driven by a growing customer base, in addition to growth in data service revenues including revenues from business acquisitions. These increases were partly offset by increased costs associated with higher wireless gross loading and an increase in higher-value smartphones in the sales mix, increased administrative costs and increased customer support costs from growth in the customer base, incremental increases in compensation from an increase in the number of employees from business acquisitions primarily in our TELUS International (Cda) Inc. subsidiary, and higher depreciation and amortization due to growth in the asset base over the last 12 months resulting in part from business acquisitions.

EBITDA includes restructuring and other costs, as well as net gains and equity income related to real estate joint ventures recorded in the second quarter of 2017. EBITDA increased by $43 million or 3.6% in the second quarter of 2018, and increased by $77 million or 3.1% in the first six months of 2018.

Adjusted EBITDA excludes restructuring and other costs, as well as excludes net gains and equity income related to real estate joint ventures recorded in the second quarter of 2017. Adjusted EBITDA increased by $45 million or 3.6% in the second quarter of 2018 and increased by $109 million or 4.4% in the first six months of 2018. The increases reflect growth in wireless network revenues and increased wireline service revenues, partially offset by incremental increases in employee benefits expense from an increase in the number of employees from business acquisitions primarily in our TELUS International (Cda) Inc. subsidiary. (See Section 5.4 Wireless segment and Section 5.5 Wireline segment for additional details.)

•                  Income before income taxes was relatively flat in both the second quarter of 2018 and the first six months of 2018. Higher Operating income as noted above, was offset by an increase in Financing costs. The increase in Financing costs resulted primarily from higher average long-term debt outstanding and, for the first six months of 2018, lower foreign exchange gains. In the second quarter of 2018, there were higher foreign exchange gains. (See Financing costs in Section 5.3.)

•                  Income taxes were relatively flat in the second quarter of 2018 and increased by $9 million in the first six months of 2018, primarily due to an increase in the B.C. corporate income tax rate, in addition to an increase in adjustments for foreign tax.

•                  Net income attributable to Common Shares was relatively flat in the second quarter of 2018 and decreased by $3 million in the first six months of 2018. The decrease in the first six months of 2018 was driven by increases in Financing costs and Income taxes, partly offset by higher Operating income.

Adjusted Net income excludes the effects of restructuring and other costs, income-tax related adjustments and net gains and equity income related to real estate joint venture developments. Adjusted Net income was relatively flat in the second quarter of 2018 and increased by $19 million or 2.3% in the first six months of 2018.

Reconciliation of adjusted Net income

	Second quarters ended June 30			Six-month periods ended June 30
	2018	2017	Change	2018	2017	Change

($ millions)	Applying IFRS 9 and IFRS 15 (2017 adjusted)			Applying IFRS 9 and IFRS 15 (2017 adjusted)
Net income attributable to Common Shares	390	389	1	800	803	(3)
Add back (deduct):
Restructuring and other costs, after income taxes	25	26	(1)	50	30	20
Favourable income tax-related adjustments	(1)	(1)	—	(1)	(1)	—
Net gains and equity income from real estate joint venture developments, after income taxes	—	(2)	2	—	(2)	2
Adjusted Net income	414	412	2	849	830	19

•                  Basic EPS was flat in the second quarter of 2018 and decreased by $0.02 or 1.5% in the first six months of 2018. The decrease in the first six months of 2018 was driven by increases in Financing costs and Income taxes, partly offset by higher Operating income.

Adjusted basic EPS excludes the effects of restructuring and other costs, income-tax related adjustments and net gains and equity income related to real estate joint venture developments. Adjusted basic EPS was flat in the second quarter of 2018 and increased by $0.01 or 0.7% in the first six months of 2018.

Reconciliation of adjusted basic EPS

	Second quarters ended June 30			Six-month periods ended June 30
	2018	2017	Change	2018	2017	Change

($)	Applying IFRS 9 and IFRS 15 (2017 adjusted)			Applying IFRS 9 and IFRS 15 (2017 adjusted)
Basic EPS	0.66	0.66	—	1.34	1.36	(0.02)
Add back (deduct):
Restructuring and other costs, after income taxes, per share	0.04	0.04	—	0.08	0.05	0.03
Adjusted basic EPS	0.70	0.70	—	1.42	1.41	0.01

•                  Dividends declared per Common Share were $0.5250 in the second quarter of 2018 and $1.0300 in the first six months of 2018, reflecting increases of 6.6% from the second quarter of 2017 and 5.9% from the first six months of 2017. On August 2, 2018, the Board declared a third quarter dividend of $0.5250 per share on the issued and outstanding Common Shares, payable on October 1, 2018, to shareholders of record at the close of business on September 10, 2018. The third quarter dividend increased by $0.0325 per share or 6.6% from the $0.4925 per share dividend declared one year earlier, consistent with our multi-year dividend growth program described in Section 4.3 Liquidity and capital resources.

Liquidity and capital resource highlights

•                  Net debt to EBITDA — excluding restructuring and other costs was 2.66 times at June 30, 2018. Excluding the effects of implementing IFRS 9 and IFRS 15, the net debt to EBITDA — excluding restructuring and other costs ratio was 2.72 times at June 30, 2018, down from 2.79 times at June 30, 2017, as the growth in EBITDA — excluding restructuring and other costs exceeded the increase in net debt. (See Section 4.3 Liquidity and capital resources and Section 7.5 Liquidity and capital resource measures.)

•                  Cash provided by operating activities increased by $80 million in the second quarter of 2018 primarily due to growth in Adjusted EBITDA and other working capital changes. In the first six months of 2018, Cash provided by operating activities increased by $209 million resulting from growth in Adjusted EBITDA, lower income taxes paid, which reflected the reorganization of our legal structure in the third quarter of 2017 that impacted the timing of cash income tax payments, and higher restructuring and other costs paid in the first six months of 2017.

•                  Cash used by investing activities decreased by $426 million or 34.9% in the second quarter of 2018 and $316 million in the first six months of 2018 attributed to lower cash payments for business acquisitions. Acquisitions decreased by $419 million in the second quarter of 2018 and $227 million in the first six months of 2018 as we made larger cash payments for business acquisitions in the second quarter of 2017 including the MTS and Kroll Computer Systems Inc. transactions. Capital expenditures decreased by $19 million in the second quarter of 2018 and $93 million in the first six months of 2018, primarily due to increased wireless capital expenditures in 2017 from costs incurred to update our radio access network technology in Ontario and Quebec. (See Section 7.3 Cash used by investing activities.)

•                  Cash used by financing activities decreased by $185 million in the second quarter of 2018, reflecting increased issuances of long-term debt, net of redemptions. Cash provided by financing activities decreased by $290 million in the first six months of 2018 as there were lower issuances of long-term debt, net of redemptions. (See Section 7.4 Cash provided (used) by financing activities.)

•                  Free cash flow increased by $69 million in the second quarter of 2018 largely from higher Adjusted EBITDA and lower capital expenditures. Free cash flow increased by $295 million in the first six months of 2018, resulting primarily from lower capital expenditures, higher Adjusted EBITDA, lower income taxes paid and lower restructuring and other costs paid. (See calculation in Section 11.1 Non-GAAP and other financial measures.) The application of IFRS 15 reflects a non-cash accounting change. As such, the underlying economics and free cash flow generated by the business are not impacted by the change.

2.              Core business and strategy

Our core business and our strategic imperatives were described in our 2017 annual MD&A.

3.              Corporate priorities for 2018

Our annual corporate priorities are used to advance our long-term strategic imperatives and address near-term opportunities and challenges. The following table provides a discussion of activities and initiatives that relate to our 2018 corporate priorities.

Honouring our team, customers and social purpose by delivering on our brand promise

•                  On May 31, 2018, we announced that we are expanding our TELUS Mobility for Good program to Ontario with collaboration from the Children’s Aid Foundation of Canada. This program will assist up to 7,200 qualifying youth transitioning from care with a free smartphone and fully subsidized plan from TELUS for two years.

•                  In June 2018, we announced that we are expanding our TELUS Internet for Good program by participating in the federal government’s new Connecting Families initiative to help bridge the digital divide for Canadian families who may struggle to afford access to home Internet.

•                  Our Pik TV™ offering can now be accessed directly from an Internet browser or through our Android or iOS mobile applications, enabling streaming on computers, smartphones and tablets. Our Pik TV media box and its support for Google Play Store applications is now an optional, complementary component of the Pik TV experience.

Leveraging our broadband networks to drive TELUS’ growth

•                  In the J.D. Power 2018 Canadian Wireless Network Quality Study, TELUS was ranked “Highest Wireless Network Quality Performance” in Ontario, four years in a row; and in the West (including British Columbia, Alberta, Saskatchewan and Manitoba) three years in a row.

•                  We have won Ookla’s Mobile Speedtest Award for fastest mobile network in Canada for the second year in a row.

•                  We announced investments of $65 million and $45 million to connect homes and businesses of the cities of Delta, B.C., including Tilbury and Annacis Island, and the district of North Vancouver, B.C., respectively, to our TELUS PureFibre™ network, with the regions anticipated to be connected by the fall and by the end of the year, respectively. Additionally, we announced an investment of $110 million to connect the residents and businesses of Richmond, B.C., including Steveston, to our TELUS PureFibre network by the spring of 2019.

•                  In April 2018, we became the first provider in Canada to offer 4K HDR content, which is available on Optik TV via Netflix and On Demand. 4K HDR dramatically enhances the picture quality of existing 4K technology by improving the colour contrast range with millions of additional colour options to each individual pixel.

•                  In May 2018, we expanded our voice over LTE (VoLTE) coverage across the province of Manitoba.

•                  In July 2018, we launched Internet 300/300 over our TELUS PureFibre network offering customers 300 Mbps symmetrical upload and download speeds.

Driving emerging opportunities in TELUS Health and TELUS International

•                  In May 2018, we acquired the health division of Symbility Solutions Inc. for approximately $17 million.

•                  Further to our acquisition of 65% of Xavient Information Systems Inc., we have increased our ability to expand our global IT services offering with the addition of advanced, next-generation IT consulting and delivery capabilities, including Artificial Intelligence-powered Digital Transformation services, User Interface/User Experience design, Open Source Platform services, DevOps, and IT Lifecycle services, in order to provide a more comprehensive suite of services, positioning us for future growth.

4.              Capabilities

The forward-looking statements in this section, including statements regarding our dividend growth program and our financial objectives in Section 4.3, are qualified by the Caution regarding forward-looking statements at the beginning of this MD&A.

4.1 Principal markets addressed and competition

For a discussion of our principal markets and an overview of competition, refer to Section 4.1 of our 2017 annual MD&A.

4.2 Operational resources

Wireless

Churn is defined in Section 11.2 of this MD&A. Our monthly postpaid churn rate was 0.83% in the second quarter of 2018 and has now been below 1% for 19 of the past 20 quarters despite strong competitive and economic pressures. In the second quarter of 2018, we continued to deliver leading blended customer churn on a national basis. Our monthly blended churn rate was 1.01% in the second quarter of 2018, which represented our second-best second quarter churn rate since we became a national carrier 18 years ago. This further speaks to the success of our differentiated customers first culture, our ongoing focus on delivering an outstanding customer experience, combined with attractive new products and services, and our retention programs.

Since mid-2013, we have invested more than $3.6 billion to acquire wireless spectrum licences in spectrum auctions and other transactions, which has more than doubled our national spectrum holdings in support of our top corporate priority to put customers first. Wireless data consumption has been increasing rapidly and we have responded by investing to extend the capacity of our network to support the additional data consumption and growth in our wireless customer base. This includes investments in wireless small cells connected to our fibre technology to improve coverage and capacity and to prepare for a more efficient and timely evolution to 5G wireless services.

As at June 30, 2018, our 4G long-term evolution (LTE) technology covered 99% of Canada’s population, consistent with June 30, 2017. Furthermore, we have continued to invest in our LTE advanced network roll-out, which covered more than 91% of Canada’s population at June 30, 2018, up from more than 84% at June 30, 2017.

Wireline

We are continuing to invest in our incumbent local exchange carrier (ILEC) urban and rural communities with commitments to deliver broadband technology capabilities to as many Canadians as possible. We are expanding our fibre footprint by connecting more homes and businesses directly to fibre in communities across B.C., Alberta and Eastern Quebec. We have also increased broadband Internet speeds, expanded our IP TV video-on-demand library and high-definition content, including 4K TV and 4K HDR capabilities, and enhanced marketing of data products and bundles resulting in improved churn rates. Our fibre technology is also an essential component of our wireless access technology and will enable 5G deployment in the future as referenced above. Our TELUS SmartHome and Business Security integrates security and safety monitoring with smart devices.

As at June 30, 2018, our high-speed broadband footprint covered more than 3 million households and businesses in B.C., Alberta and Eastern Quebec, including approximately 1.65 million households and businesses (representing approximately 55% of our total high-speed broadband footprint), which provides these premises with immediate access to our gigabit-capable fibre-optic technology. This is up from approximately 1.26 million households and businesses in the second quarter of 2017, representing approximately 42% of households and businesses in our high-speed broadband footprint covered by fibre-optic cable.

4.3 Liquidity and capital resources

Capital structure financial policies

Our objective when managing capital is to maintain a flexible capital structure that optimizes the cost and availability of capital at acceptable risk.

In the management of capital and in its definition, we include Common Share equity (excluding Accumulated other comprehensive income), Long-term debt (including long-term credit facilities, commercial paper backstopped by long-term credit facilities and any hedging assets or liabilities associated with Long-term debt items, net of amounts recognized in Accumulated other comprehensive income), Cash and temporary investments, and short-term borrowings arising from securitized trade receivables.

We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of our business. In order to maintain or adjust our capital structure, we may adjust the amount of dividends paid to holders of Common Shares, purchase Common Shares for cancellation pursuant to normal course issuer bid programs, issue new shares, issue new debt, issue new debt to replace existing debt with different characteristics, and/or increase or decrease the amount of trade receivables sold to an arm’s-length securitization trust.

We monitor capital utilizing a number of measures, including net debt to EBITDA — excluding restructuring and other costs ratio, coverage ratios and dividend payout ratios. (See definitions in Section 11.1 Non-GAAP and other financial measures.) Through the course of fiscal 2018, we will monitor these measures excluding the effects of implementing IFRS 9 and IFRS 15. (See Section 8.2 Accounting policy developments in our 2017 annual MD&A.)

Financing and capital structure management plans

Report on financing and capital structure management plans

Pay dividends to the holders of Common Shares under our multi-year dividend growth program

•                  In May 2016, we announced our intention to target ongoing semi-annual dividend increases, with the annual increase in the range of 7 to 10% from 2017 through to the end of 2019, thereby extending the policy first announced in May 2011. Notwithstanding this target, dividend decisions will continue to be subject to our Board’s assessment and the determination of our financial position and outlook on a quarterly basis. Our long-term dividend payout ratio guideline is 65 to 75% of prospective net earnings per share. (See Section 7.5 Liquidity and capital resource measures). There can be no assurance that we will maintain a dividend growth program or that it will be unchanged through 2019. (See Caution regarding forward-looking statements — Ability to sustain our dividend growth program through 2019 and Section 10.7 Financing, debt requirements and returning cash to shareholders in our 2017 annual MD&A.)

•                  On August 2, 2018, a third quarter dividend of $0.5250 per share was declared on our issued and outstanding Common Shares, payable on October 1, 2018, to shareholders on record at the close of business on September 10, 2018. The third quarter dividend for 2018 reflects a cumulative increase of $0.0325 per share or 6.6% from the $0.4925 per share dividend paid in October 2017.

•                  During the three-month and six-month periods ended June 30, 2018, our dividend reinvestment and share purchase plan trustee purchased from Treasury approximately 0.5 million dividend reinvestment Common Shares for $21 million, and approximately 0.9 million dividend reinvestment Common Shares for $41 million, respectively, with no discount applicable.

Purchase Common Shares

•                  During the three-month and six-month periods ended June 30, 2018, and up to the date of this MD&A, we did not repurchase or cancel any shares pursuant to our NCIB.

•                  In August 2018, we received approval from the Toronto Stock Exchange (TSX) (subject to receiving approval from Canadian securities regulators) to amend our normal course issuer bid (2018 NCIB) expiring on November 12, 2018, to permit TELUS Communications Inc., a direct wholly owned subsidiary of TELUS Corporation, to purchase Common Shares with an aggregate fair market value of up to $105 million for donation to a charitable foundation established by us. TELUS and TELUS Communications Inc. will purchase Common Shares only when and if they consider it advisable. All other terms of the 2018 NCIB remain unchanged except the maximum number of shares that can be purchased during the same trading day on the TSX is 238,480 shares (being 25% of the average daily trading volume for the six months ended July 31, 2018, which was equal to 953,922 shares), subject to certain exemptions for block purchases.

Use proceeds from securitized trade receivables (Short-term borrowings), bank facilities and commercial paper as needed, to supplement free cash flow and meet other cash requirements

•                  Our issued and outstanding commercial paper was $3 million at June 30, 2018, all of which was denominated in U.S. dollars (US$2 million), compared to $1,140 million (US$908 million) at December 31, 2017, and $1,032 million (US$794 million) at June 30, 2017.

•                  Our net draws on the TELUS International (Cda) Inc. credit facility were $439 million ($432 million net of unamortized issue costs) at June 30, 2018, compared to $346 million ($339 million net of unamortized issue costs) at December 31, 2017, and $294 million ($288 million net of unamortized issue costs) at June 30, 2017. The credit facility is non-recourse to TELUS Corporation.

•                  Proceeds from securitized trade receivables were $100 million at June 30, 2018, (December 31 and June 30, 2017 — $100 million).

Maintain compliance with financial objectives

•                  Maintain investment grade credit ratings in the range of BBB+ or the equivalent — On August 3, 2018, investment grade credit ratings from the four rating agencies that cover TELUS were in the desired range. (See Section 7.8 Credit ratings.)

•                  Net debt to EBITDA — excluding restructuring and other costs ratio of 2.00 to 2.50 times — As measured at June 30, 2018, the ratio was 2.66 times. Excluding the effects of implementing IFRS 9 and IFRS 15, the net debt to EBITDA — excluding restructuring and other costs ratio was 2.72 times at June 30, 2018, outside of the objective range, primarily due to the funding of spectrum licences acquired in wireless spectrum auctions held during 2014 and 2015, and the elevated strategic capital investments in our fibre-optic network. We expect these ratios to decline in 2018 and we continue to expect them to return to within the objective range in the medium term, consistent with our long-term strategy. See Long-term debt issue and early redemption of 2019 Notes under Section 1.3 Consolidated highlights for discussion on the early redemption of our Series CG Notes. (See also Section 7.5 Liquidity and capital resource measures.)

•                  Dividend payout ratio of 65 to 75% of net earnings per share on a prospective basis — Our objective range is on a prospective basis. The dividend payout ratio we present in this MD&A is a historical measure utilizing the last four quarters of dividends declared and earnings per share, and is disclosed for illustrative purposes in evaluating our target guideline. As at June 30, 2018, both the historical ratio and the adjusted historical ratio were 77%. Excluding the effects of implementing IFRS 9 and IFRS 15, the historical ratio of 82% and the adjusted historical ratio of 82% exceeded the objective range; however, we currently expect that we will be within our target guideline when considered on a prospective basis within the medium term. (See Section 7.5 Liquidity and capital resource measures.)

•                  Generally maintain a minimum of $1 billion in unutilized liquidity — As at June 30, 2018, our unutilized liquidity was approximately $2.2 billion. (See Section 7.6 Credit facilities.)

4.4 Changes in internal control over financial reporting

Disclosure controls and procedures

There were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

5.              Discussion of operations

This section contains forward-looking statements, including those with respect to average billing per subscriber unit per month (ABPU) and average revenue per subscriber unit per month (ARPU) growth, wireless trends regarding loading and retention spending, high-speed Internet subscriber growth, and various future trends. To support the transition to the new accounting standard, we believe ABPU provides management, investors and analysts with useful information to assess and evaluate our performance excluding the effects of implementing IFRS 15. ABPU represents the average monthly wireless network revenue derived from monthly service plan, roaming and usage charges, as well as monthly re-payments of the outstanding device balance owing from customers on contract (see Section 11.2 Operating indicators). There can be no assurance that we have accurately identified these trends based on past results or that these trends will continue. See Caution regarding forward-looking statements at the beginning of this MD&A.

5.1 General

A significant judgment we make is in respect of distinguishing between our wireless and wireline operations and cash flows (and this extends to allocations of both direct and indirect expenses and of capital expenditures). The clarity of such distinction has been increasingly affected by the convergence and integration of our wireless and wireline telecommunications infrastructure and technology. The continued build-out of our technology-agnostic fibre-optic infrastructure, in combination with converged edge technology, has significantly affected this judgment, as has the commercialization of fixed-wireless telecommunications solutions for customers and the consolidation of our non-customer facing operations. As a result, it has become increasingly impractical and difficult to objectively and clearly distinguish between our wireless and wireline operations and cash flows. As we do not currently aggregate operating segments, our reportable segments as at June 30, 2018, are also wireless and wireline. Segmented information in Note 5 of the interim consolidated financial statements is regularly reported to our Chief Executive Officer (CEO) (our chief operating decision-maker).

We applied IFRS 9 and IFRS 15, both with a transition date of January 1, 2018, with retrospective application. Refer to Section 8.2 Accounting policy developments in this MD&A and Note 2 of the interim consolidated financial statements for further information. In the following table, results for the 2016 periods do not include the application of IFRS 9 or IFRS 15.

5.2 Summary of consolidated quarterly results and trends

Summary of quarterly results

	2018 Q2	2018 Q1	2017 Q4	2017 Q3	2017 Q2	2017 Q1	2016 Q4	2016 Q3
($ millions, except per share amounts)	Applying IFRS 9 and IFRS 15						Excluding IFRS 9 and IFRS 15
Operating revenues	3,453	3,377	3,541	3,404	3,280	3,183	3,305	3,238
Operating expenses
Goods and services purchased[1]	1,491	1,408	1,635	1,522	1,423	1,324	1,574	1,426
Employee benefits expense[1]	711	700	683	638	649	624	962	681
Depreciation and amortization	559	550	564	547	526	532	533	515
Total operating expenses	2,761	2,658	2,882	2,707	2,598	2,480	3,069	2,622
Operating income	692	719	659	697	682	703	236	616
Financing costs	150	156	144	149	142	138	134	129
Income before income taxes	542	563	515	548	540	565	102	487
Income taxes	145	151	161	142	144	143	15	132
Net income	397	412	354	406	396	422	87	355
Net income attributable to Common Shares	390	410	353	403	389	414	81	348
Net income per Common Share:
Basic earnings per share (EPS)	0.66	0.69	0.59	0.68	0.66	0.70	0.14	0.59
Adjusted basic EPS[2]	0.70	0.73	0.66	0.70	0.70	0.71	0.53	0.65
Diluted EPS	0.66	0.69	0.59	0.68	0.66	0.70	0.14	0.59
Dividends declared per Common Share	0.5250	0.5050	0.5050	0.4925	0.4925	0.48	0.48	0.46
Additional information:
EBITDA[2]	1,251	1,269	1,223	1,244	1,208	1,235	769	1,131
Restructuring and other costs[2]	35	34	54	23	36	4	348	60
(Net losses and equity losses) net gains and equity income from real estate joint venture developments	—	—	(2)	—	3	—	7	10
MTS net recovery[3]	—	—	21	—	—	—	—	—
Adjusted EBITDA[2]	1,286	1,303	1,258	1,267	1,241	1,239	1,110	1,181
Cash provided by operating activities	1,206	838	979	1,133	1,126	709	732	1,032
Free cash flow[2]	329	443	274	215	260	217	(191)	98

(1)         Goods and services purchased and Employee benefits expense amounts include restructuring and other costs.

(2)         See Section 11.1 Non-GAAP and other financial measures.

(3)         Refer to our 2017 annual MD&A for definition.

Trends

The trend of year-over-year increases in consolidated revenue reflects: (i) wireless network revenue generated from growth in our subscriber base and historical ARPU growth; (ii) growth in wireline data service revenue, including customer care and business services (CCBS) contracting (formerly business process outsourcing), Internet and enhanced data, TELUS TV services and TELUS Health revenues. Increased CCBS contracting revenues and TELUS SmartHome and Business Security revenues includes revenues from business acquisitions. Increased Internet and TV service revenues are being generated by subscriber growth and higher Internet revenue per customer. Year-over-year wireless equipment revenues generally increased from greater postpaid gross additions and higher-value smartphones in the sales mix. For additional information on wireless and wireline revenue and subscriber trends, see Section 5.4 Wireless segment and Section 5.5 Wireline segment.

The trend of year-over-year increases in Goods and services purchased expense reflects higher equipment expenses associated with a general increase in postpaid gross additions and retention volumes and increases in higher-

value smartphones in the sales mix, increasing wireless and wireline customer service, roaming, and external labour expenses to support growth in our subscriber base; and increased wireline TV costs of sales associated with a growing subscriber base.

The general trend of year-over-year increases in net Employee benefits expense reflects increases in the number of employees resulting from business acquisitions supporting CCBS contracting revenue growth and expansion of our TELUS Health offerings. This was partly offset by moderating wages and salaries expense resulting from reductions in the number of full-time equivalent (FTE) domestic employees associated with cost efficiency and effectiveness programs.

The trend of year-over-year increases in Depreciation and amortization reflects increases due to growth in capital assets, which is supporting the expansion of our broadband footprint and enhanced long-term evolution (LTE) network coverage, and growth in business acquisitions. The investments in our fibre-optic technology also support our small-cell technology strategy to improve coverage and capacity while preparing for a more efficient and timely evolution to 5G.

The trend of year-over-year increases in Financing costs reflects an increase in long-term debt outstanding, mainly associated with our generational investments in fibre to homes and businesses and our wireless technology, and our increased level of business acquisitions. Financing costs are net of capitalized interest, which was related to spectrum licences acquired during the wireless spectrum licence auctions. Capitalization of interest ceased in the first quarter of 2017, as cell sites are now capable of utilizing the purchased frequencies. Financing costs also include Interest accretion on provisions and Employee defined benefit plans net interest expense. Additionally, for the eight periods shown, Financing costs include varying amounts of foreign exchange gains or losses and varying amounts of interest income.

The trend in Net income reflects the items noted above, as well as non-cash adjustments arising from legislated income tax changes and adjustments recognized in the current periods for income taxes of prior periods, including any related after-tax interest on reassessments. Historically, the trend in basic EPS has been impacted by the same trends as Net income and has also been impacted by share purchases under our normal course issuer bid programs. While a 12-month program which commenced in November 2017 is currently in place, there have been no such purchases under the program. See Section 4.3 Financing and capital structure management plans.

The general trend of year-over-year increases in Cash provided by operating activities reflects generally higher consolidated Adjusted EBITDA and a historical decrease in year-over-year income tax payments in 2017 and into the first quarter of 2018, consistent with our assumption described in Section 9.3 of our 2017 annual MD&A. This trend was reduced by increased interest payments arising from increases in debt outstanding, offset by historically lower fixed-term interest rates. The trend of year-over-year increases in free cash flow reflects the above factors affecting Cash provided by operating activities. Free cash flow was impacted by the increases in capital expenditures in 2017 as we connected more homes and businesses directly to fibre and have now reached 55% of our Optik TV footprint at the end of the second quarter of 2018. For further discussion on these trends, see Section 5.4 Wireless segment and Section 5.5 Wireline segment.

The following table provides a reconciliation of consolidated EBITDA results to consolidated results excluding the effects of implementing IFRS 15.

EBITDA — Reconciliation of consolidated IFRS 15 impacts

	Second quarters ended June 30			Six-month periods ended June 30
($ in millions)	2018	2017	Change	2018	2017	Change
EBITDA	1,251	1,208	3.6%	2,520	2,443	3.1%
Effects of contract asset, acquisition and fulfilment	4	(14)	(128.6)%	22	12	83.3%
EBITDA — excluding IFRS 15 impacts	1,255	1,194	5.1%	2,542	2,455	3.5%
Add back restructuring and other costs — excluding IFRS 15 impacts	35	39	(10.3)%	73	43	69.8%
Deduct net gains and equity income from real estate joint venture developments	—	(3)	(100.0)%	—	(3)	(100.0)%
Adjusted EBITDA[1] — excluding IFRS 15 impacts	1,290	1,230	5.0%	2,615	2,495	4.8%

(1)         See description under EBITDA in Section 11.1 Non-GAAP and other financial measures.

See Section 5.4 Wireless segment and Section 5.5 Wireline segment for additional details.

5.3 Consolidated operations

The following is a discussion of our consolidated financial performance. Segment information in Note 5 of the interim consolidated financial statements is regularly reported to our CEO. We discuss the performance of our segments in Section 5.4 Wireless segment, Section 5.5 Wireline segment and Section 7.3 Cash used by investing activities.

Operating revenues

	Second quarters ended June 30			Six-month periods ended June 30
	2018	2017	Change	2018	2017	Change
($ in millions)	Applying IFRS 9 and IFRS 15 (2017 adjusted)			Applying IFRS 9 and IFRS 15 (2017 adjusted)
Service	2,953	2,810	5.1%	5,839	5,572	4.8%
Equipment	487	456	6.8%	952	864	10.2%
Revenues arising from contracts with customers	3,440	3,266	5.3%	6,791	6,436	5.5%
Other operating income	13	14	(7.1)%	39	27	44.4%
Operating revenues	3,453	3,280	5.3%	6,830	6,463	5.7%

Consolidated operating revenues increased by $173 million in the second quarter of 2018 and $367 million in the first six months of 2018.

•                  Service revenues increased by $ 143 million in the second quarter of 2018 and $267 million in the first six months of 2018, reflecting growth in CCBS contracting revenue, wireless network revenue and wireline data services, partly offset by the continuing decline in wireline voice revenues. Wireless network revenue reflects a growing wireless subscriber base. The increase in wireline service revenue reflects increased CCBS contracting revenue growth including the growth in business volumes from recent business acquisitions, as well as increases in Internet and enhanced data service, TELUS Health revenues, TELUS TV revenue and revenue from our TELUS SmartHome and Business Security line of business. Internet and TV revenues increased due to subscriber growth, as well as higher Internet revenue per customer.

•                  Equipment revenues increased by $31 million in the second quarter of 2018 and $88 million in the first six months of 2018, primarily due to increased wireless revenue mainly from increases in postpaid gross additions as well as higher-value smartphones in the sales mix. Excluding the effects of implementing IFRS 15, equipment revenues would have increased by $18 million or 10.7% in the second quarter of 2018, and $37 million or 11.3% in the first six months of 2018. See Note 2(c) of the interim consolidated financial statements.

•                  Other operating income was relatively flat in the second quarter of 2018 and increased by $12 million in the first six months of 2018, primarily due to higher net gains in the first six months than in the comparable period from the sale of certain assets, as well as property, plant and equipment.

Operating expenses

	Second quarters ended June 30			Six-month periods ended June 30
	2018	2017	Change	2018	2017	Change
($ in millions)	Applying IFRS 9 and IFRS 15 (2017 adjusted)			Applying IFRS 9 and IFRS 15 (2017 adjusted)
Goods and services purchased	1,491	1,423	4.8%	2,899	2,747	5.5%
Employee benefits expense	711	649	9.6%	1,411	1,273	10.8%
Depreciation	411	391	5.1%	822	793	3.7%
Amortization of intangible assets	148	135	9.6%	287	265	8.3%
Operating expenses	2,761	2,598	6.3%	5,419	5,078	6.7%

Consolidated operating expenses increased by $163 million in the second quarter of 2018 and $341 million in the first six months of 2018.

•                  Goods and services purchased increased by $68 million in the second quarter of 2018 and $152 million in the first six months of 2018, reflecting incremental increases in wireline external labour, employee-related and other costs associated with business acquisitions primarily in our TELUS International (Cda) Inc. subsidiary, higher wireline product costs associated with equipment sales, costs associated with higher wireless gross loading, higher handset costs, increased roaming costs, and higher non-labour restructuring and other costs.

•                  Employee benefits expense increased by $62 million in the second quarter of 2018 and $138 million in the first six months of 2018, due to higher compensation and benefits from an increase in the number of employees from business acquisitions supporting the business growth of TELUS International, as well as higher employee-related restructuring and other costs driven by efficiency initiatives in the quarter. This was partly offset by lower compensation and benefit costs from a decrease in the number of domestic FTEs, excluding business acquisitions, and higher capitalized labour costs.

•                  Depreciation increased by $20 million in the second quarter of 2018 and $29 million in the first six months of 2018 due to increased expenditures associated with capital assets over the last 12 months, including those arising from our fibre investment and business acquisitions.

•                  Amortization of intangible assets increased by $13 million in the second quarter of 2018 and $22 million in the first six months of 2018, reflecting increased expenditures associated with the intangible asset base, including those arising from business acquisitions.

Adjusted EBITDA

	Second quarters ended June 30			Six-month periods ended June 30
	2018	2017	Change	2018	2017	Change
($ millions)	Applying IFRS 9 and IFRS 15 (2017 adjusted)			Applying IFRS 9 and IFRS 15 (2017 adjusted)
Wireless Adjusted EBITDA (See Section 5.4)	851	823	3.3%	1,697	1,621	4.6%
Wireline Adjusted EBITDA (See Section 5.5)	435	418	4.0%	892	859	3.9%
Adjusted EBITDA	1,286	1,241	3.6%	2,589	2,480	4.4%

Adjusted EBITDA increased by $45 million or 3.6% in the second quarter of 2018 and $109 million or 4.4% in the first six months of 2018. The increases reflects growth in wireless network revenues and increased wireline service revenues, partially offset by incremental increases in employee benefits expense primarily from an increase in the number of employees from business acquisitions primarily in our TELUS International (Cda) Inc. subsidiary.

Operating income

	Second quarters ended June 30			Six-month periods ended June 30
	2018	2017	Change	2018	2017	Change
($ millions)	Applying IFRS 9 and IFRS 15 (2017 adjusted)			Applying IFRS 9 and IFRS 15 (2017 adjusted)
Wireless EBITDA (See Section 5.4)	844	800	5.5%	1,680	1,597	5.2%
Wireline EBITDA (See Section 5.5)	407	408	(0.2)%	840	846	(0.7)%
EBITDA	1,251	1,208	3.6%	2,520	2,443	3.1%
Depreciation and amortization (discussed above)	(559)	(526)	6.3%	(1,109)	(1,058)	4.8%
Operating income	692	682	1.5%	1,411	1,385	1.9%

Operating income increased by $10 million in the second quarter of 2018 and $26 million in the first six months of 2018, while EBITDA increased by $43 million in the second quarter of 2018 and $77 million in the first six months of 2018. These increases reflect wireless network revenue growth driven by a growing customer base, in addition to growth in wireline data service margins, which was partly offset by increased costs associated with higher wireless gross loading, and higher wireline restructuring and other costs from efficiency initiatives.

Financing costs

	Second quarters ended June 30			Six-month periods ended June 30
	2018	2017	Change	2018	2017	Change
($ in millions)	Applying IFRS 9 and IFRS 15 (2017 adjusted)			Applying IFRS 9 and IFRS 15 (2017 adjusted)
Interest expense	156	144	8.3%	306	286	7.0%
Employee defined benefit plans net interest	3	2	50.0%	7	3	n/m
Foreign exchange gains	(6)	(3)	100.0%	(2)	(8)	(75.0)%
Interest income	(3)	(1)	n/m	(5)	(1)	n/m
Financing costs	150	142	5.6%	306	280	9.3%

Financing costs increased by $8 million in the second quarter of 2018 and $26 million in the first six months of 2018, mainly due to the following factors:

•                  Interest expense increased by $12 million in the second quarter of 2018 and $20 million in the first six months of 2018, primarily due to the following:

•                  The increase in average long-term debt balances outstanding, in addition to an increase in the effective interest rate. Our weighted average interest rate on long-term debt (excluding commercial paper and the revolving component of the TELUS International (Cda) Inc. credit facility) was 4.24% at June 30, 2018, as compared to 4.16% one year earlier. (See Long-term debt issues and repayments in Section 7.4.)

•                  Interest accretion on provisions increased by $3 million in the second quarter of 2018 and $4 million in the first six months of 2018, resulting from written put options in respect of business acquisitions.

•                  Employee defined benefit plans net interest was relatively flat in the second quarter of 2018 and increased by $4 million in the first six months of 2018, primarily due to the increase in the defined benefit plan deficit at December 31, 2017, to $334 million, from $79 million one year earlier, partly offset by a decrease in the discount rate.

•                  Foreign exchange gains have fluctuated as a result of relevant movement of the Canadian dollar relative to the U.S. dollar.

•                  Interest income was relatively flat in the second quarter of 2018 and increased by $4 million in the first six months of 2018.

Income taxes

	Second quarters ended June 30				Six-month periods ended June 30
	2018	2017	Change		2018	2017	Change
($ millions, except tax rates)	Applying IFRS 9 and IFRS 15 (2017 adjusted)				Applying IFRS 9 and IFRS 15 (2017 adjusted)
Income tax computed at applicable statutory rates	147	145	1.4%		299	295	1.4%
Adjustments recognized in the current period for income taxes of prior periods	—	(1)	(100.0)%		—	(1)	(100.0)%
Other	(2)	—	n/m		(3)	(7)	(57.1)%
Income taxes	145	144	0.7%		296	287	3.1%
Income taxes computed at applicable statutory rates (%)	27.2	26.9	0.3	pts.	27.1	26.7	0.4	pts.
Effective tax rate (%)	26.7	26.7	—	pts.	26.7	25.9	0.8	pts.

Total income tax expense was relatively flat in the second quarter of 2018 and increased by $9 million in the first six months of 2018, primarily due to an increase in the B.C. corporate income tax rate, in addition to an increase in adjustments for foreign tax.

Comprehensive income

	Second quarters ended June 30			Six-month periods ended June 30
	2018	2017	Change	2018	2017	Change
($ in millions)	Applying IFRS 9 and IFRS 15 (2017 adjusted)			Applying IFRS 9 and IFRS 15 (2017 adjusted)
Net income	397	396	0.3%	809	818	(1.1)%
Other comprehensive income (loss) (net of income taxes):
Items that may be subsequently reclassified to income	(39)	19	n/m	(50)	13	n/m
Items never subsequently reclassified to income	105	20	n/m	62	86	(27.9)%
Comprehensive income	463	435	6.4%	821	917	(10.5)%

Comprehensive income increased by $28 million in the second quarter of 2018 and decreased by $96 million in the first six months of 2018, primarily due to changes in employee defined benefit plans re-measurement amounts and changes in foreign currency translation adjustments arising from translating financial statements of foreign operations. Items that may be subsequently reclassified to income are composed of changes in the unrealized fair value of derivatives designated as cash flow hedges and foreign currency translation adjustments arising from translating financial statements of foreign operations. Items never subsequently reclassified to income are composed of changes in the measurement of investment financial assets and employee defined benefit plans re-measurement amounts.

5.4 Wireless segment

Wireless trends and seasonality

The historical trend over the last eight quarters in wireless network revenue reflects growth in our subscriber base and historical ARPU growth. This growth was coupled with higher-value smartphones in the sales mix. There has been a general year-over-year increase in equipment revenues from greater postpaid gross additions and higher-value smartphones in the sales mix. The general trend of year-over-year increases in subscriber net additions resulted from the success of our promotions, including marketing efforts focused on higher-value postpaid loading, coupled with the effects of market growth arising from a growing population, changing population demographics and an increasing number of customers with multiple activated devices. Although there have historically been significant third and fourth quarter seasonal effects that result in increased loading, competitive intensity in both the consumer and business markets may impact subscriber addition results and trends for future periods.

Wireless ABPU increased due to an emphasis on marketing and increased mix of higher-rate plans and a higher mix of data share plans, which are at higher rates in addition to a higher proportion of higher-value postpaid customers in the subscriber mix in 2018. This was partly offset by competitive pressures driving larger allotments of data provided in rate plans, inclusion of data sharing and international data roaming features and plans, consumer behavioural response to increased frequency of customer data usage notifications, and offloading of data traffic to increasingly available Wi-Fi hotspots. The level of ABPU reflects continued consumer and business demand for our high-quality wireless service experience offset by competitive pressures, including promotional activity and resulting reactions to those pressures and promotions. The economic environment, consumer behaviour, the regulatory environment, device selection and other factors also impact ABPU, and as a consequence, there cannot be assurance that ABPU growth will continue to materialize.

Wireless ABPU has historically experienced seasonal sequential increases in the second and third quarters, reflecting higher levels of usage and roaming in the spring and summer, followed by historical seasonal sequential declines in the fourth and first quarters. This seasonal effect on ABPU has moderated, as unlimited nationwide voice plans have become more prevalent and chargeable voice and long distance usage spikes have become less pronounced. In addition, customers are opting for higher-capacity data plans with higher base prices and are benefiting from flexible data top-up features, resulting in less variability in chargeable data usage but higher monthly recurring revenue. Historically, the third and fourth quarter seasonal effects described above have reflected higher wireless subscriber additions, an increase in related acquisition incentives and equipment sales, and higher retention incentives due to contract renewals in those quarters. Retention incentives have historically increased during periods of heightened marketing activity and have coincided with the maturation of contracts that reflect seasonal subscriber additions and renewals in previous periods. These impacts can be more pronounced around popular device launches and seasonal promotional events, such as back to school, Black Friday and the Christmas holiday season. Subscriber additions have generally been lowest in the first quarter.

The trend of our continually low average monthly postpaid subscriber churn rate reflects our customers first efforts and our retention programs and our focus on building and maintaining our high-quality network. We may experience pressure on our postpaid subscriber churn if the level of competitive intensity increases, in part due to increased promotional activity, if there is an increase in customers on expired contracts, or if there is an increase in customers bringing their own devices and therefore not entering into new contracts. Accordingly, our wireless segment historical operating results and trends may not be reflective of results and trends for future periods.

Wireless operating indicators

As at June 30	2018	2017	Change
Subscribers[1] (000s):
Postpaid	8,113	7,753	4.6%
Prepaid	894	947	(5.6)%
Total	9,007	8,700	3.5%
Postpaid proportion of subscriber base (%)	90.1	89.1	1.0	pt.
HSPA+ population coverage[2] (millions)	37.0	36.7	0.8%
LTE population coverage[2] (millions)	36.8	36.5	0.8%

	Second quarters ended June 30				Six-month periods ended June 30
	2018	2017	Change		2018	2017	Change
	Applying IFRS 9 and IFRS 15 (2017 adjusted)				Applying IFRS 9 and IFRS 15 (2017 adjusted)
Subscriber gross additions[1] (000s):
Postpaid	278	262	6.1%		522	487	7.2%
Prepaid	84	80	5.0%		148	150	(1.3)%
Total	362	342	5.8%		670	637	5.2%
Subscriber net additions[1] (000s):
Postpaid	87	99	(12.1)%		135	143	(5.6)%
Prepaid	4	(16)	n/m		(39)	(69)	43.5%
Total	91	83	9.6%		96	74	29.7%
ABPU, per month[1,3] ($)	67.24	66.87	0.6%		66.88	66.20	1.0%
ARPU, per month[1,3] ($)	56.18	56.55	(0.7)%		55.87	56.03	(0.3)%
Churn, per month[1,2] (%)
Blended	1.01	1.00	0.01	pts.	1.07	1.09	(0.02	) pts.
Postpaid	0.83	0.79	0.04	pts.	0.89	0.86	0.03	pts.

(1)         Effective April 1, 2017, postpaid subscribers, total subscribers and associated operating statistics (gross additions, net additions, ABPU, ARPU and churn) were adjusted to include an estimated migration of 85,000 MTS subscribers in the opening subscriber balances. Subsequent to this, on October 1, 2017, total subscribers and associated operating statistics were adjusted to reduce estimated migrations of MTS subscribers by 11,000 to 74,000.

(2)         Including network access agreements with other Canadian carriers.

(3)         See Section 11.2 Operating indicators. These are industry measures useful in assessing operating performance of a wireless company, but are not measures defined under IFRS-IASB.

Operating revenues — Wireless segment

	Second quarters ended June 30			Six-month periods ended June 30
	2018	2017	Change	2018	2017	Change
($ in millions)	Applying IFRS 9 and IFRS 15 (2017 adjusted)			Applying IFRS 9 and IFRS 15 (2017 adjusted)
Network revenue	1,497	1,457	2.7%	2,969	2,872	3.4%
Equipment and other service revenues	424	408	3.9%	835	763	9.4%
Revenues arising from contracts with customers	1,921	1,865	3.0%	3,804	3,635	4.6%
Other operating income (loss)	8	(2)	n/m	15	—	n/m
External operating revenues	1,929	1,863	3.5%	3,819	3,635	5.1%
Intersegment revenues	12	11	9.1%	23	22	4.5%
Wireless operating revenues	1,941	1,874	3.6%	3,842	3,657	5.1%

Total wireless operating revenues increased by $67 million in the second quarter of 2018 and $185 million in the first six months of 2018.

Network revenue from external customers increased by $40 million in the second quarter of 2018 or 2.7% and $97 million in the first six months of 2018 or 3.4%, reflecting: (i) growth in the subscriber base; and (ii) a larger proportion of customers selecting plans with larger data buckets or periodically topping up their data buckets. These were partly offset by declining chargeable data usage and the competitive environment putting pressure on rate plan prices. Monthly ABPU was $67.24 in the second quarter of 2018 and $66.88 in the first six months of 2018, reflecting increases of $0.37 or 0.6% for the quarter and $0.68 or 1.0% for the six-month period. The increases reflect a higher proportion of higher-value postpaid and smartphone customers in the subscriber mix and our leading network quality. Monthly ARPU was $56.18 in the second quarter of 2018 and $55.87 in the first six months of 2018, reflecting decreases of $0.37 or 0.7% for the quarter and $0.16 or 0.3% for the six-month period, as declines in chargeable data usage more than offset growth from customers selecting plans with larger data buckets.

•                  Gross subscriber additions were 362,000 in the second quarter of 2018 and 670,000 for the first six months of 2018, reflecting increases of 20,000 for the quarter and 33,000 for the six-month period. Postpaid gross additions increased by 16,000 for the quarter and 35,000 for the first six months due to the success of promotions and our marketing efforts focused on higher-value postpaid and smartphone loading, and demographic shifts as the Canadian population grows, partly offset by competitive intensity. Prepaid gross activations increased by 4,000 for the quarter, mainly from successful promotions, and decreased by 2,000 for the first six months.

•                  Our monthly postpaid subscriber churn rate was 0.83% in the second quarter of 2018 and 0.89% in the first six months of 2018, as compared to 0.79% and 0.86%, respectively, in the comparative periods of 2017. The continuing low postpaid subscriber churn rate during 2018 reflects our focus on executing customers first initiatives and retention programs and our leading network quality, partly offset by incremental deactivations from competitive intensity. Our blended monthly subscriber churn rate was 1.01% in the second quarter of 2018 and 1.07% in the first six months of 2018, as compared to 1.00% and 1.09%, respectively, in the comparable periods of 2017. The marginal increase in our blended subscriber churn rate in the second quarter of 2018 reflects higher postpaid churn due to competitive intensity. The improvement in our blended subscriber churn rate in the first six months of 2018 reflects improvements in prepaid churn rates, as well as an increase in the mix of postpaid subscribers versus prepaid subscribers in our subscriber base.

•                  Net subscriber additions reflect postpaid net additions of 87,000 in the second quarter of 2018 and 135,000 in the first six months of 2018, compared to 99,000 and 143,000, respectively, in the comparable periods of 2017. The decline is attributed to the factors affecting postpaid churn as described above. Our prepaid subscriber base increased by 4,000 in the second quarter of 2018 due to successful promotions, as compared to a decrease of 16,000 in the second quarter of 2017. In the first six months of 2018, our prepaid subscriber base decreased by 39,000, as compared to a decrease of 69,000 in the comparable period of 2017. Total prepaid and postpaid net subscriber additions were 91,000 in the second quarter of 2018 and 96,000 in the first six months of 2018, reflecting year-over-year improvements of 8,000 for the quarter and 22,000 for the first six months of 2017.

Equipment and other service revenues increased by $16 million in the second quarter of 2018 due to higher postpaid gross additions and more higher-valued smartphones in the sales mix, partly offset by lower retention volumes. In the first six months of 2018, Equipment and other service revenues increased by $72 million, mainly due to higher postpaid gross additions and retention volumes, as well as an increase in higher-valued smartphones in the sales mix. With the implementation of IFRS 15, equipment revenues are allocated a much larger portion of bundle revenues, particularly for our wireless segment, as, in contrast to the accounting principles that were superseded, IFRS 15 does not constrain the measurement of equipment revenue in bundled arrangements to amounts that are received at the time of activation of handsets. The measurement of equipment revenue and service revenue is determined by allocating the minimum transaction price (the “minimum spend” amount required in a contract with a customer) based upon the stand-alone selling prices of the contracted equipment and services included in the minimum transaction price. For clarity, the application of IFRS 15 does not affect our cash flows from operations or the underlying economics of our relationships with customers. See Note 2(a), (c) of the interim consolidated financial statements.

Other operating income (loss) increased by $10 million in the second quarter of 2018 and $15 million in the first six months of 2018, mainly due to higher net gains from the sale of property, plant and equipment.

Intersegment revenues represent network services that are eliminated upon consolidation along with the associated wireline expenses.

Operating expenses — Wireless segment

	Second quarters ended June 30			Six-month periods ended June 30
	2018	2017	Change	2018	2017	Change
($ in millions)	Applying IFRS 9 and IFRS 15 (2017 adjusted)			Applying IFRS 9 and IFRS 15 (2017 adjusted)
Goods and services purchased:
Equipment sales expenses	423	408	3.7%	841	774	8.7%
Network operating expenses	207	201	3.0%	407	397	2.5%
Marketing expenses	99	92	7.6%	182	176	3.4%
Other[1]	199	209	(4.8)%	392	389	0.8%
Employee benefits expense[1]	169	164	3.0%	340	324	4.9%
Wireless operating expenses	1,097	1,074	2.1%	2,162	2,060	5.0%

(1)         Includes restructuring and other costs. See Section 11.1 Non-GAAP and other financial measures.

Wireless operating expenses increased by $23 million in the second quarter of 2018 and $102 million in the first six months of 2018.

Equipment sales expenses increased by $15 million in the second quarter of 2018 and $67 million in the first six months of 2018, reflecting an increase in postpaid gross additions, an increase in higher-value smartphones in the sales mix and increasing handset costs.

Network operating expenses increased by $6 million in the second quarter of 2018 and $10 million in the first six months of 2018, mainly due to increased roaming expenses.

Marketing expenses increased by $7 million in the second quarter of 2018 and $6 million in the first six months of 2018, primarily due to higher commissions associated with growing loading volumes and higher advertising spend.

Other goods and services purchased decreased by $10 million in the second quarter of 2018 from non-recurrence of 2017 non-labour restructuring costs, including those associated with the migration of subscribers from MTS and customer support costs related to acquired MTS subscribers. In the first six months of 2018, other goods and services purchased increased by $3 million, primarily due to an increase in administrative costs supporting the higher customer base and higher external labour, partly offset by the aforementioned non-recurrence of 2017 non-labour restructuring costs.

Employee benefits expense increased by $5 million in the second quarter of 2018 and $16 million in the first six months of 2018, primarily due to higher compensation rates and higher labour-related restructuring costs from efficiency initiatives.

EBITDA — Wireless segment

	Second quarters ended June 30				Six-month periods ended June 30
	2018	2017	Change		2018	2017	Change
($ in millions, except margins)	Applying IFRS 9 and IFRS 15 (2017 adjusted)				Applying IFRS 9 and IFRS 15 (2017 adjusted)
EBITDA	844	800	5.5%		1,680	1,597	5.2%
Add back restructuring and other costs included in EBITDA	7	24	(70.8)%		17	25	(32.0)%
Deduct net gains and equity income from real estate joint venture developments	—	(1)	(100.0)%		—	(1)	(100.0)%
Adjusted EBITDA[1]	851	823	3.3%		1,697	1,621	4.6%
EBITDA margin (%)	43.5	42.8	0.7	pts.	43.7	43.7	—	pts.
Adjusted EBITDA margin[2] (%)	43.8	44.0	(0.2	) pts.	44.2	44.4	(0.2	) pts.

(1)         See description under EBITDA in Section 11.1 Non-GAAP and other financial measures.

(2)         Adjusted EBITDA margin is Adjusted EBITDA divided by Operating revenues, where the calculation of Operating revenues excludes the second quarter of 2017 net gains and equity income related to real estate joint venture developments.

Wireless EBITDA increased by $44 million or 5.5% in the second quarter of 2018 and $83 million or 5.2% in the first six months of 2018. Wireless Adjusted EBITDA increased by $28 million or 3.3% in the second quarter of 2018 and $76 million or 4.6% in the first six months of 2018, reflecting network revenue growth driven by a larger customer base and an improvement in equipment margins, partly offset by higher administrative costs and increased customer support costs due to growth in the subscriber base and increased network operating expenses.

The following table provides a reconciliation of wireless EBITDA results to wireless results excluding the effects of implementing IFRS 15.

EBITDA — Wireless segment — Reconciliation of IFRS 15 impacts

	Second quarters ended June 30			Six-month periods ended June 30
($ in millions)	2018	2017	Change	2018	2017	Change
EBITDA	844	800	5.5%	1,680	1,597	5.2%
Effects of contract asset, acquisition and fulfilment	9	(17)	(152.9)%	24	6	n/m
EBITDA — excluding IFRS 15 impacts	853	783	8.9%	1,704	1,603	6.3%
Add back restructuring and other costs — excluding IFRS 15 impacts	7	27	(74.1)%	21	28	(25.0)%
Deduct net gains and equity income from real estate joint venture developments	—	(1)	(100.0)%	—	(1)	(100.0)%
Adjusted EBITDA[1] — excluding IFRS 15 impacts	860	809	6.4%	1,725	1,630	5.8%

(1)         See description under EBITDA in Section 11.1 Non-GAAP and other financial measures.

For the second quarter of 2018 and the first six months of 2018, EBITDA growth including the effects of IFRS 15 was lower than that without. Lower retention costs would be associated with lower retention volumes and without IFRS 15, lower retention costs per subscriber unit would have a more favourable impact on EBITDA. Under IFRS 15, lower retention volumes would have a more muted impact on EBITDA. We believe that with the implementation of IFRS 15, the free cash flow metric should be closely monitored, as the current EBITDA result may not reflect the underlying cash economics under the new accounting standard in periods related to high promotional activity. Although an entity’s EBITDA results may look favourable in periods of strong loading, the cash costs of that loading (cost of acquisition and retention spend) need to be identified so as to determine what the trade-off was between current equipment revenue and future network revenue (and related ARPU).

5.5 Wireline segment

Wireline trends

The trend over the last eight quarters of increasing wireline service revenue reflects growth in high-speed Internet and enhanced data services, CCBS contracting services, TELUS TV revenues, TELUS Health revenues and TELUS SmartHome and Business Security revenues, and is partly offset by declining wireline voice revenues and equipment revenues and inherently lower margins within some of our newer business products and services offerings. The increases in Internet and TV service revenues are being generated by subscriber growth and higher Internet revenue per customer resulting from upgrades to faster speeds and larger data usage rate plans. We expect growth rates of CCBS contracting and TELUS SmartHome and Business Security revenues to increase from business acquisition growth and organic growth. The general trend of increasing TELUS Health revenues has been driven by organic growth and through business acquisitions. The trend of declining wireline voice revenues is due to technological substitution, greater use of inclusive long distance coupled with lower long distance minutes used, and historical intensification of competition in the small and medium-sized business market, as well as impacts of the economic slowdown in previous quarters, particularly in Alberta, which were more prominent in the business markets for voice.

We expect continued high-speed Internet subscriber base growth as the economy grows and as we continue our investments in expanding our fibre-optic network. TELUS TV subscriber base growth has moderated due to a declining overall market for paid TV services resulting from changing consumer habits, the high rate of market penetration and increased competitive intensity, including from over-the-top (OTT) services. Residential network access line (NAL) losses continue to reflect the ongoing trend of substitution to wireless and Internet-based services and has been partly mitigated by the success of our bundles service offerings.

Wireline operating indicators

At June 30 (000s)	2018	2017	Change
Subscriber connections:
High-speed Internet subscribers	1,794	1,703	5.3%
TELUS TV subscribers[1]	1,051	1,075	(2.2)%
Residential NALs	1,272	1,332	(4.5)%
Total wireline subscriber connections[1]	4,117	4,110	0.2%

	Second quarters ended June 30			Six-month periods ended June 30
(000s)	2018	2017	Change	2018	2017	Change
Subscriber connection net additions (losses):
High-speed Internet	29	17	70.6%	51	41	24.4%
TELUS TV	15	5	n/m	21	12	75.0%
Residential NALs	(10)	(19)	47.4%	(26)	(42)	38.1%
Total wireline subscriber connection net additions	34	3	n/m	46	11	n/m

(1)         Effective April 1, 2018, and on a prospective basis, we have adjusted cumulative subscriber connections to remove approximately 68,000 TELUS TV subscribers as we have ceased marketing our Satellite TV product.

Operating revenues — Wireline segment

	Second quarters ended June 30			Six-month periods ended June 30
	2018	2017	Change	2018	2017	Change
($ in millions)	Applying IFRS 9 and IFRS 15 (2017 adjusted)			Applying IFRS 9 and IFRS 15 (2017 adjusted)
Data services	1,131	1,001	13.0%	2,220	1,993	11.4%
Voice services	277	308	(10.1)%	558	624	(10.6)%
Other services and equipment	111	92	20.7%	209	184	13.6%
Revenues arising from contracts with customers	1,519	1,401	8.4%	2,987	2,801	6.6%
Other operating income	5	16	(68.8)%	24	27	(11.1)%
External operating revenues	1,524	1,417	7.6%	3,011	2,828	6.5%
Intersegment revenues	50	52	(3.8)%	102	104	(1.9)%
Wireline operating revenues	1,574	1,469	7.1%	3,113	2,932	6.2%

Total wireline operating revenues increased by $105 million in the second quarter of 2018 and $181 million in the first six months of 2018.

•                  Data services revenues increased by $130 million in the second quarter of 2018 and $227 million in the first six months of 2018. The increase was primarily due to: (i) growth in CCBS contracting revenues primarily due to growth in business volumes from recent business acquisitions; (ii) increased Internet and enhanced data service revenues resulting from a 5.3% increase in our high-speed Internet subscribers over the last 12 months, higher revenue per customer from upgrades to faster Internet speeds and larger data usage Internet rate plans, and certain rate changes; (iii) increased TELUS Health revenues driven by organic growth through additional professional services and support revenue, and through business acquisitions; (iv) revenue from our TELUS SmartHome and Business Security line of business; and (v) increased TELUS TV revenues resulting from a 4.1% subscriber growth over the last 12 months excluding the Satellite TV subscriber adjustment and certain rate changes. This growth was partly offset by the ongoing decline in legacy data services.

•                  Voice services revenues decreased by $31 million in the second quarter of 2018 and $66 million in the first six months of 2018. The decrease reflects the ongoing decline in legacy revenues from technological substitution, greater use of inclusive long distance plans and price plan changes. We experienced a 4.5% decline in residential NALs over the last 12 months.

•                  Other services and equipment revenues increased by $19 million in the second quarter of 2018 and $25 million in the first six months of 2018, mainly due to higher data and voice equipment sales.

•                  Wireline subscriber connection net additions were 34,000 in the second quarter of 2018 and 46,000 in the first six months of 2018, reflecting increases of 31,000 and 35,000, respectively, compared to the net additions in the same periods of 2017.

•                  Net additions of high-speed Internet subscribers were 29,000 in the second quarter of 2018 and 51,000 in the first six months, reflecting increases of 12,000 for the quarter and 10,000 for the six-month period compared to the net additions in the respective periods in 2017, due to increased customer demand for our high-speed broadband services, including fibre to the premises, as well as improved churn reflecting our focus on executing customers first initiatives and retention programs. Our continued focus on connecting more homes and businesses directly to fibre (as we reached 55% of our current Optik TV footprint), expanding and enhancing our addressable high-speed Internet and Optik TV footprint, and bundling these services together contributed to combined Internet and TV subscriber growth of 135,000 over the last 12 months excluding the Satellite TV subscriber adjustment.

•                  Net additions of TELUS TV subscribers were 15,000 in the second quarter of 2018 and 21,000 in the first six months of 2018, reflecting increases of 10,000 for the quarter and 9,000 for the six-month period compared to the net additions in the respective periods in 2017. The increases reflect higher gross additions from our diverse product offerings and a lower customer churn rate from stronger retention efforts.

•                  Residential NAL losses were 10,000 in the second quarter of 2018 and 26,000 in the first six months of 2018, as compared to NAL losses of 19,000 and 42,000, respectively, in the same periods in 2017. The residential NAL losses continue to reflect the trend of substitution to wireless and Internet-based services, partially mitigated by the success of our stronger retention efforts.

Other operating income decreased by $11 million in the second quarter of 2018, mainly due to the non-recurrence of 2017 gains on the sale of investments, lower gains and equity income related to real estate joint venture developments, and a decrease in amounts recognized from the regulatory price cap deferral account for provisioning broadband Internet services to eligible rural and remote communities. In the first six months of 2018, other operating income decreased by $3 million due to the aforementioned decrease in the second quarter of 2018, partly offset by higher net gains on sales of certain assets.

Intersegment revenues represent services provided to the wireless segment. Such revenue is eliminated upon consolidation together with the associated expenses in wireless.

Operating expenses — Wireline segment

	Second quarters ended June 30			Six-month periods ended June 30
	2018	2017	Change	2018	2017	Change
($ in millions)	Applying IFRS 9 and IFRS 15 (2017 adjusted)			Applying IFRS 9 and IFRS 15 (2017 adjusted)
Goods and services purchased[1]	625	576	8.5%	1,202	1,137	5.7%
Employee benefits expense[1]	542	485	11.8%	1,071	949	12.9%
Wireline operating expenses	1,167	1,061	10.0%	2,273	2,086	9.0%

(1)              Includes restructuring and other costs. See Section 11.1 Non-GAAP and other financial measures.

Total wireline operating expenses increased by $106 million in the second quarter of 2018 and $187 million in the first six months of 2018.

Goods and services purchased increased by $49 million in the second quarter of 2018 and $65 million in the first six months of 2018, primarily due to incremental increases in external labour, employee-related and other costs associated with business acquisitions, higher product costs associated with equipment sales and higher TV content costs mainly driven by our growing TV subscriber base.

Employee benefits expense increased by $57 million in the second quarter of 2018 and $122 million in the first six months of 2018, mainly due to incremental increases in compensation and benefits from an increase in the number of employees from business acquisitions supporting the business growth of TELUS International, and higher labour-related restructuring costs from efficiency initiatives in the quarter. These increases were partly offset by a decrease in the number of domestic FTEs, excluding business acquisitions, and higher capitalized labour costs, including contract acquisition and fulfilment costs.

EBITDA — Wireline segment

	Second quarters ended June 30				Six-month periods ended June 30
	2018	2017	Change		2018	2017	Change
($ in millions, except margins)	Applying IFRS 9 and IFRS 15 (2017 adjusted)				Applying IFRS 9 and IFRS 15 (2017 adjusted)
EBITDA	407	408	(0.2)%		840	846	(0.7)%
Add back restructuring and other costs included in EBITDA	28	12	133.3%		52	15	n/m
Deduct net gains and equity income from real estate joint venture developments	—	(2)	(100.0)%		—	(2)	(100.0)%
Adjusted EBITDA[1]	435	418	4.0%		892	859	3.9%
EBITDA margin (%)	25.9	27.8	(1.9	) pts.	27.0	28.9	(1.9	) pts.
Adjusted EBITDA margin[2] (%)	27.7	28.5	(0.8	) pts.	28.7	29.3	(0.6	) pts.

(1)         See description under EBITDA in Section 11.1 Non-GAAP and other financial measures.

(2)         Adjusted EBITDA margin is Adjusted EBITDA divided by Operating revenues, where the calculation of Operating revenues excludes the second quarter of 2017 net gains and equity income related to real estate joint venture developments.

Wireline EBITDA decreased by $1 million or 0.2% in the second quarter of 2018 and $6 million or 0.7% in the first six months of 2018. Wireline Adjusted EBITDA increased by $17 million or 4.0% in the second quarter of 2018 and $33 million or 3.9% in the first six months of 2018 due to growth in Internet and TELUS Health margins, as well as an increased contribution from our CCBS contracting business arising primarily from business acquisitions, and an increase in other services and equipment revenue, partly offset by the continued declines in legacy voice services.

The following table provides a reconciliation of wireline EBITDA results to wireline results excluding the effects of implementing IFRS 15.

EBITDA — Wireline segment — Reconciliation of IFRS 15 impacts

	Second quarters ended June 30			Six-month periods ended June 30
($ in millions)	2018	2017	Change	2018	2017	Change
EBITDA	407	408	(0.2)%	840	846	(0.7)%
Effects of contract asset, acquisition and fulfilment	(5)	3	n/m	(2)	6	(133.3)%
EBITDA — excluding IFRS 15 impacts	402	411	(2.2)%	838	852	(1.6)%
Add back restructuring and other costs — excluding IFRS 15 impacts	28	12	133.3%	52	15	n/m
Deduct net gains and equity income from real estate joint venture developments	—	(2)	(100.0)%	—	(2)	(100.0)%
Adjusted EBITDA[1] — excluding IFRS 15 impacts	430	421	2.1%	890	865	2.9%

(1)         See description under EBITDA in Section 11.1 Non-GAAP and other financial measures.

The effects of contract asset, acquisition and fulfilment are less pronounced in our wireline segment as there is a higher proportion of customers with hardware we own compared to our wireless segment which has a higher proportion of customers with customer-owned hardware. Additionally, given the differentiated nature of our products and services within our operating segments, there is a lower proportion of wireline segment revenue earned under contract compared to our wireless segment. In the quarter, EBITDA growth including the effects of IFRS 15 was greater than that without as we had lower impairment allowance for contract assets and higher deferred commissions. There are some small deferral of costs related to fulfilment of certain large contracts required under IFRS 15. The effects of contract asset, acquisition and fulfilment will vary with the composition of customer deliverables and composition of promotional activities; the aggregate effect was unchanged year-over-year.

6.              Changes in financial position

	June 30	Dec. 31
Financial position at:	2018	2017	Change		Change includes:
	Applying IFRS 9 and
($ millions)	IFRS 15 (2017 adjusted)		($ millions)	(%)
Current assets
Cash and temporary investments, net	683	509	174	34.2%	See Section 7 Liquidity and capital resources
Accounts receivable	1,485	1,614	(129)	(8.0)%	A decrease in roaming revenue accruals, as well as receipt of vendor credits and a 2017 refund for MTS subscribers not migrated to TELUS
Income and other taxes receivable	6	96	(90)	(93.8)%	A decrease due to refunds received as well as timing of income tax expense compared to the required payment of instalments
Inventories	330	380	(50)	(13.2)%	A decrease in wireless handset inventory
Contract assets	760	757	3	0.4%	Refer to description in non-current assets
Prepaid expenses	640	493	147	29.8%	Increased due to the annual prepayment of statutory employee benefits, maintenance contracts, property taxes and wireless spectrum license fees, net of amortization
Current derivative assets	29	18	11	61.1%	An increase in the nominal amounts of U.S. currency hedging items.
Current liabilities
Short-term borrowings	113	100	13	13.0%	TELUS International (Cda) Inc. short-term borrowings to fund working capital growth. Also see Section 7.7 Sale of trade receivables
Accounts payable and accrued liabilities	2,331	2,460	(129)	(5.2)%	A decrease in payroll and other employee-related liabilities and the timing of accounts payable and wireless handset inventory purchases. See Note 23 of the interim consolidated financial statements
Income and other taxes payable	116	34	82	n/m	Reorganization of legal structure allows for shift of payments to 2019
Dividends payable	315	299	16	5.4%	Effects of an increase in the dividend rate, as well as an increase in the number of shares outstanding
Advance billings and customer deposits	619	632	(13)	(2.1)%	A decrease in advance billings due to a lower number of wireless handsets shipped to external distribution channels. See Note 24 of the interim consolidated financial statements
Provisions	106	78	28	35.9%	New restructuring provisions exceeded payments of restructuring disbursements. See Note 25 of the interim consolidated financial statements
Current maturities of long-term debt	1,009	1,404	(395)	(28.1)%

A decrease in outstanding commercial paper and maturation of $250 of our 1.50% Notes, Series CS in March 2018, offset by amounts reclassified from long-term debt relating to the early redemption of $1,000 of our 5.05% Notes, Series CG on August 1, 2018

Current derivative liabilities	3	33	(30)	(90.9)%	A decrease in the nominal amounts of U.S. currency hedging items.
Working capital (Current assets subtracting Current liabilities)	(679)	(1,173)	494	(42.1)%	TELUS normally has a negative working capital position. See Financing and capital structure management plans in Section 4.3 and the Liquidity risk discussion in Section 7.9.

	June 30	Dec. 31
Financial position at:	2018	2017	Change		Change includes:
	Applying IFRS 9 and
($ millions)	IFRS 15 (2017 adjusted)		($ millions)	(%)
Non-current assets
Property, plant and equipment, net	11,712	11,368	344	3.0%	See Capital expenditures in Section 7.3 Cash used by investing activities and Depreciation in Section 5.3
Intangible assets, net	10,786	10,658	128	1.2%	See Capital expenditures in Section 7.3 Cash used by investing activities and Amortization of intangible assets in Section 5.3
Goodwill, net	4,610	4,236	374	8.8%	Acquisitions including a customer care and business services contracting company, and TELUS SmartHome and Business Security companies
Contract assets	365	396	(31)	(7.8)%	The accumulated effect of contract assets being amortized over the life of the customer contract exceeded the effect of net new customer contracts acquired in the period
Other long-term assets	633	528	105	19.9%	An increase in pension and post-retirement assets resulting from the actual return being more than the financial assumptions.
Non-current liabilities
Provisions	702	511	191	37.4%	Increased due to written put options in connection with a business acquisition in respect of non-controlling interests. See Note 25 of the interim consolidated financial statements
Long-term debt	13,136	12,256	880	7.2%	See Section 7.4 Cash provided (used) by financing activities
Other long-term liabilities	867	847	20	2.4%	An increase in the accrual for share-based compensation. See Note 27 of the interim consolidated financial statements
Deferred income taxes	2,971	2,941	30	1.0%	Increase in temporary differences between the accounting and tax basis of assets and liabilities including cash flow hedges and pension plan liabilities.
Owners’ equity
Common equity	9,679	9,416	263	2.8%

Net income of $800, dividends reinvested and optional cash payments of $42, other comprehensive income of $21, changes in ownership interests of subsidiary of $14, and dividend declarations of $614. See Section 7.4 Cash provided (used) by financing activities

Non-controlling interests	72	42	30	71.4%	Includes Net income of $9 and changes in ownership interests of subsidiary of $30, net of Other comprehensive loss of $9.

7.              Liquidity and capital resources

This section contains forward-looking statements, including those with respect to our dividend payout ratio and net debt to EBITDA — excluding restructuring and other costs ratio. See Caution regarding forward-looking statements at the beginning of this MD&A.

7.1 Overview

Our capital structure financial policies and financing and capital structure management plans are described in Section 4.3.

Cash flows

	Second quarters ended June 30			Six-month periods ended June 30
	2018	2017	Change	2018	2017	Change
($ millions)	Applying IFRS 9 and IFRS 15 (2017 adjusted)			Applying IFRS 9 and IFRS 15 (2017 adjusted)
Cash provided by operating activities	1,206	1,126	80	2,044	1,835	209
Cash used by investing activities	(795)	(1,221)	426	(1,727)	(2,043)	316
Cash provided (used) by financing activities	(143)	(328)	185	(143)	147	(290)
Increase (decrease) in Cash and temporary investments, net	268	(423)	691	174	(61)	235
Cash and temporary investments, net, beginning of period	415	794	(379)	509	432	77
Cash and temporary investments, net, end of period	683	371	312	683	371	312

7.2 Cash provided by operating activities

Cash provided by operating activities

	Second quarters ended June 30			Six-month periods ended June 30
	2018	2017	Change	2018	2017	Change
($ millions)	Applying IFRS 9 and IFRS 15 (2017 adjusted)			Applying IFRS 9 and IFRS 15 (2017 adjusted)
EBITDA (see Section 5.4 and Section 5.5)	1,251	1,208	43	2,520	2,443	77
Restructuring and other costs, net of disbursements	7	—	7	3	(46)	49
Employee defined benefit plans expense, net of employer contributions	10	7	3	14	6	8
Share-based compensation expense, net of payments	35	23	12	53	39	14
Interest paid, net of interest received	(127)	(124)	(3)	(275)	(266)	(9)
Income taxes paid, net of recoveries received	(52)	(33)	(19)	(108)	(179)	71
Other operating working capital changes	82	45	37	(163)	(162)	(1)
Cash provided by operating activities	1,206	1,126	80	2,044	1,835	209

•                  Income taxes paid, net of recoveries received increased by $19 million in the second quarter of 2018 reflecting higher required instalment payments. Income taxes paid, net of recoveries received decreased by $71 million in the first six months of 2018 reflecting the reorganization of our legal structure in the third quarter of 2017, which impacted the timing of cash income tax payments.

•                  In the first six months of 2018, Restructuring and other costs, net of disbursements decreased by $49 million as we incurred higher non-labour restructuring and other disbursements, including those associated with the migration and servicing of subscribers from Manitoba Telecom Services Inc. (MTS) in the first six months of 2017.

•                  For a discussion on Other operating working capital changes, see Section 6 Changes in financial position and Note 31(a) of the interim consolidated financial statements.

7.3 Cash used by investing activities

Cash used by investing activities

	Second quarters ended June 30			Six-month periods ended June 30
	2018	2017	Change	2018	2017	Change
($ millions)	Applying IFRS 9 and IFRS 15 (2017 adjusted)			Applying IFRS 9 and IFRS 15 (2017 adjusted)
Cash payments for capital assets, excluding spectrum licences	(735)	(754)	19	(1,473)	(1,550)	77
Cash payments for acquisitions, net	(47)	(466)	419	(251)	(478)	227
Real estate joint ventures advances, net of receipts	(6)	(7)	1	(11)	(9)	(2)
Proceeds on dispositions and Other	(7)	6	(13)	8	(6)	14
Cash used by investing activities	(795)	(1,221)	426	(1,727)	(2,043)	316

•                  The decrease in Cash payments for capital assets, excluding spectrum licences, for both the second quarter of 2018 and the first six months of 2018, was composed of:

•                  A decrease in capital expenditures of $19 million in the second quarter of 2018 and $93 million in the first six months of 2018 (see Capital expenditure measures table and discussion below)

•                  Increased capital expenditure payments with respect to payment timing differences, as associated Accounts payable and accrued liabilities were flat in the second quarter of 2018 and decreased by $16 million in the first six months of 2018.

•                  In the second quarter of 2018, we made cash payments for individually immaterial business acquisitions complementary to our existing lines of business. In the first six months of 2018, we made cash payments for business acquisitions including certain assets of AlarmForce Industries Inc., 65% of Xavient Information Systems (Xavient) and other individually immaterial acquisitions complementary to our existing lines of business. This is compared to greater business acquisition activity in the second quarter of 2017, which included certain assets of Manitoba Telecom Services Inc. and the Kroll Computer Systems Inc. transaction.

•                  Proceeds on dispositions and Other in the first six months of 2018 were primarily related to the sale of small portfolio investments.

Capital expenditure measures

	Second quarters ended June 30				Six-month periods ended June 30
	2018	2017	Change		2018	2017	Change
($ millions, except capital intensity)	Applying IFRS 9 and IFRS 15 (2017 adjusted)				Applying IFRS 9 and IFRS 15 (2017 adjusted)
Capital expenditures[1]
Wireless segment	243	259	(6.2)%		425	508	(16.3)%
Wireline segment	548	551	(0.5)%		1,016	1,026	(1.0)%
Consolidated	791	810	(2.3)%		1,441	1,534	(6.1)%
Wireless segment capital intensity (%)	13	14	(1	)pt.	11	14	(3	)pts.
Wireline segment capital intensity (%)	35	38	(3	)pts.	33	35	(2	)pts.
Consolidated capital intensity[2] (%)	23	25	(2	)pts.	21	24	(3	)pts.

(1)              Capital expenditures include assets purchased but not yet paid for, and therefore differ from Cash payments for capital assets, excluding spectrum licences, as presented on the condensed interim consolidated statements of cash flows.

(2)              See Section 11.1 Non-GAAP and other financial measures.

Wireless segment capital expenditures decreased by $16 million in the second quarter of 2018 and $83 million in the first six months of 2018 primarily due to increased activity in 2017 as we incurred costs to update our radio access network technology in Ontario and Quebec, which was completed in the second quarter of 2017.

Wireline segment capital expenditures decreased by $3 million or 0.5% in the second quarter of 2018 and $10 million or 1.0% in the first six months of 2018. We continued connecting additional homes and businesses directly to our fibre-optic technology and our investments support systems reliability and operational efficiency and effectiveness. These investments support our high-speed Internet and TELUS TV subscriber growth, as well as our customers’ demand for faster Internet speeds, and extend the reach and functionality of our business and healthcare solutions. At June 30, 2018, we provided direct fibre-optic coverage to 55% of our current Optik TV footprint with our TELUS PureFibre network.

7.4 Cash provided (used) by financing activities

Cash provided (used) by financing activities

	Second quarters ended June 30			Six-month periods ended June 30
	2018	2017	Change	2018	2017	Change
($ millions)	Applying IFRS 9 and IFRS 15 (2017 adjusted)			Applying IFRS 9 and IFRS 15 (2017 adjusted)
Dividends paid to holders of Common Shares	(278)	(260)	(18)	(557)	(544)	(13)
Issue of short-term borrowings, net	13	—	13	7	—	7
Long-term debt issued, net of redemptions and repayment	132	(68)	200	398	701	(303)
Issue of shares by subsidiary to non-controlling interests	—	—	—	24	—	24
Other	(10)	—	(10)	(15)	(10)	(5)
Cash provided (used) by financing activities	(143)	(328)	185	(143)	147	(290)

Dividends paid to the holders of Common Shares

In connection with dividends declared during the three-month and six-month periods ended June 30, 2018, the dividend reinvestment and share purchase plan trustee (Trustee) purchased shares from Treasury for the dividend reinvestment and share purchase plan instead of acquiring Common Shares in the stock market. For the second quarter of 2018 and first six months of 2018, cash dividends paid to the holders of Common Shares increased by $18 million and $13 million, respectively, which reflects higher dividend rates under our dividend growth program (see Section 4.3). During the three-month and six-month periods ended June 30, 2018, the Trustee purchased approximately 0.5 million dividend reinvestment Common Shares for $21 million, and approximately 0.9 million dividend reinvestment Common Shares for $41 million, respectively, with no discount applicable.

In July 2018, we paid dividends of $293 million to the holders of Common Shares and the Trustee purchased dividend reinvestment Common Shares from Treasury for $22 million, totalling $315 million.

Long-term debt issues and repayments

For the second quarter of 2018, long-term debt issues net of repayments were $132 million, compared to long-term debt repayments net of issues of $68 million for the second quarter of 2017, resulting in a change of $200 million. This was primarily composed of:

•                  A net reduction in commercial paper, including foreign exchange effects, of $840 million to a balance of $3 million (US$2 million) at June 30, 2018 from a balance of $843 million (US$654 million) at March 31, 2018. Our commercial paper program, when utilized, provides low-cost funds and is fully backstopped by the five-year committed credit facility (see Section 7.6 Credit facilities).

•                  A decrease in net draws on the TELUS International (Cda) Inc. credit facility, including foreign exchange effects, of $2 million (US$8 million). As at June 30, 2018, net draws were $439 million ($432 million net of unamortized issue costs), all of which were denominated in U.S. dollars (US$334 million). As at March 31, 2018, net draws were $441 million ($433 million net of unamortized issue costs), all of which were denominated in U.S. dollars (US$342 million). The credit facility is non-recourse to TELUS Corporation.

•                  The June 2018 issue of US$750 million of senior unsecured 4.60% 30-year notes, due November 16, 2048. The net proceeds were used to repay outstanding indebtedness, including outstanding commercial paper, and for general corporate purposes. We have fully hedged the principal and interest obligations of the notes against fluctuations in the Canadian dollar foreign exchange rate for the entire term of the notes by entering into a foreign exchange derivative (a cross currency interest rate exchange agreement) which effectively converted the principal payments and interest obligations to Canadian dollar obligations with a fixed interest rate of 4.41% and an issued and outstanding amount of $974 million (reflecting a fixed exchange rate of $1.2985).

For the first six months of 2018, long-term debt issues net of repayments were $398 million, a decrease of $303 million from the first six months of 2017, primarily composed of:

•                  A net reduction in commercial paper, including foreign exchange effects, of $1,137 million from a balance of $1,140 million (US$908 million) at December 31, 2017.

•                  An increase in net draws on the TELUS International (Cda) Inc. credit facility, including foreign exchange effects, of $93 million (US$58 million). As at December 31, 2017, net draws were $346 million ($339 million net of unamortized issue costs), all of which were denominated in U.S. dollars (US$276 million).

•                  The March 1, 2018, issues of $600 million of senior unsecured Series CX notes at 3.625% due March 1, 2028, and $150 million through the re-opening of Series CW notes at 4.70% due March 6, 2048. For additional information on these notes, refer to Note 26(b) of the interim consolidated financial statements.

•                  The March 2018 repayment of $250 million of Series CS Notes.

In comparison, for the second quarter of 2017, long-term debt repayments net of issues were $68 million and were primarily composed of:

•                  A net reduction in commercial paper, including foreign exchange effects, of $90 million to a balance of $1,032 million (US$794 million) at June 30, 2017 from a balance of $1,122 million (US$844 million) at March 31, 2017.

•                  A decrease from the amortization on the term loan component of the TELUS International (Cda) Inc. credit facility. As at June 30, 2017, net draws were $294 million ($288 million net of unamortized issue costs), all of which were denominated in U.S. dollars (US$226 million). As at March 31, 2017, net draws were $305 million ($298 million net of unamortized issue costs), all of which were denominated in U.S. dollars (US$229 million).

Long-term debt issues net of repayments for the first six months of 2017 were $701 million and were primarily composed of:

•                  A net increase in commercial paper, including foreign exchange effects, of $419 million in the first six months of 2017 from $613 million (US$456 million) at December 31, 2016.

•                  A decrease in net draws on the TELUS International (Cda) Inc. credit facility. As at December 31, 2016, net draws were $340 million ($332 million net of unamortized issue costs), all of which were denominated in U.S. dollars (US$253 million).

•                  The March 2017 issues of US$500 million of senior unsecured notes at 3.70% due September 15, 2027, and $325 million of senior unsecured notes at 4.70% due March 6, 2048.

•                  The March 2017 repayment of $700 million of Series CD Notes.

The average term to maturity of our long-term debt (excluding commercial paper and the revolving component of the TELUS International (Cda) Inc. credit facility) was approximately 11.9 years at June 30, 2018, increasing from approximately 10.7 years at December 31, 2017, and approximately 11.1 years at June 30, 2017. Additionally, our weighted average cost of long-term debt (excluding commercial paper and the revolving component of the TELUS International (Cda) Inc. credit facility) was 4.24% at June 30, 2018, as compared to 4.18% at December 31, 2017, and 4.16% at June 30, 2017. On August 1, 2018, we completed an early full redemption of $1 billion 5.05% Series CG Notes due December 4, 2019. The long-term debt repayment premium recorded in the three-month period ended September 30, 2018 was $34 million before income taxes. Subsequent to this early redemption, the average term to maturity of our long-term debt (excluding commercial paper and the revolving component of the TELUS International (Cda) Inc. credit facility) was approximately 12.7 years and our weighted average cost of long-term debt (excluding commercial paper and the revolving component of the TELUS International (Cda) Inc. credit facility) was 4.18%.

Issue of shares by subsidiary to non-controlling interests

In connection with our first quarter of 2018 acquisition of 65% of Xavient, our TELUS International (Cda) Inc. subsidiary issued shares to non-controlling interests.

7.5 Liquidity and capital resource measures

Net debt was $13.7 billion at June 30, 2018, an increase of $0.3 billion when compared to one year earlier, resulting mainly from the issuances of the US$750 million of senior unsecured notes, $600 million of Series CX notes and the $150 million through the re-opening of Series CW notes as described in Section 7.4. These increases were partially offset by a net reduction of commercial paper outstanding, higher Cash and temporary investments, net, and the repayment of Series CS Notes as described in Section 7.4.

Fixed-rate debt as a proportion of total indebtedness was 96% as at June 30, 2018, up from 90% one year earlier, mainly due to a net decrease in commercial paper, which emulates floating-rate debt, as well as the June 2018 note issuance and the two unsecured note issuances in the first quarter of 2018 described in Section 7.4. This was partly offset by an increase in the amounts drawn on the TELUS International (Cda) Inc. credit facility, which is non-recourse to TELUS Corporation. Subsequent to the early redemption of our Series CG Notes, our fixed-rate debt as a proportion of total indebtedness was 90%.

Net debt to EBITDA — excluding restructuring and other costs ratio was 2.66 times, as measured at June 30, 2018. Excluding the effects of implementing IFRS 9 and IFRS 15, net debt to EBITDA — excluding restructuring and other costs was 2.72 times as at June 30, 2018, down from 2.79 one year earlier. Our long-term objective for this measure is within a range of 2.00 to 2.50 times, which we believe is consistent with maintaining investment grade credit ratings in the range of BBB+, or the equivalent, and providing reasonable access to capital. As at June 30, 2018, this ratio remains outside of the long-term objective range due to prior issuances of incremental debt, primarily for the acquisition in 2014 and 2015 of spectrum licences for approximately $3.6 billion and the elevated strategic capital investments in our fibre-optic network, partially offset by growth in EBITDA — excluding restructuring and other costs. These acquired licences have more than doubled our national spectrum holdings and represent an investment to extend our network capacity to support continuing data consumption growth, as well as growth in our wireless customer base. We expect these ratios to decline in 2018 and we continue to expect them to return to within the objective range in the medium term, consistent with our long-term strategy. While this ratio exceeds our long-term objective range, we are well in compliance with the leverage ratio covenant in our credit facilities, which states that we may not permit our net debt to operating cash flow ratio to exceed 4.00:1.00 (see Section 7.6 Credit facilities).

Liquidity and capital resource measures

As at, or 12-month periods ended, June 30	2018	2018	2017
Components of debt and coverage ratios[1] ($ millions)	As currently reported	Excluding effects of implementing IFRS 9 and IFRS 15[2]

Net debt	13,667	13,667	13,404
EBITDA — excluding restructuring and other costs	5,133	5,030	4,806
Net interest cost	589	589	560
Debt ratios
Fixed-rate debt as a proportion of total indebtedness (%)	96	96	90
Average term to maturity of long-term debt (excluding commercial paper) (years)	11.9	11.9	11.1
Weighted average interest rate on long-term debt (excluding commercial paper) (%)	4.24	4.24	4.16
Net debt to EBITDA — excluding restructuring and other costs[1] (times)	2.66	2.72	2.79
Coverage ratios[1] (times)
Earnings coverage	4.7	4.5	4.0
EBITDA — excluding restructuring and other costs interest coverage	8.8	8.5	8.6
Other measures[1] (%)
Dividend payout ratio	77	82	91
Dividend payout ratio of adjusted net earnings	77	82	78

(1)              See Section 11.1 Non-GAAP and other financial measures.

(2)              We have not recast comparative amounts for purposes of managing capital; as set out in Note 2(a) of the interim consolidated financial statements, a practical expedient that we are using in transitioning to IFRS 15 is that we are not recasting for contracts that were completed as at January 1, 2017, or earlier. Accordingly, amounts prior to fiscal 2017 included in the comparative 12-month period ended June 30, 2017, have not been prepared on a basis including IFRS 9 and IFRS 15. For purposes of assessing results compared to the prior period, we have excluded the effects of implementing IFRS 9 and IFRS 15 from our fiscal 2018 results.

Earnings coverage ratio for 12-month period ended June 30, 2018 was 4.7 times. Excluding the effects of implementing IFRS 9 and IFRS 15, the earnings coverage ratio for the 12-month period ended June 30, 2018 was 4.5 times, up from 4.0 times one year earlier. An increase in income before borrowing costs and income taxes increased the ratio by 0.6, while an increase in borrowing costs reduced the ratio by 0.1.

EBITDA — excluding restructuring and other costs interest coverage ratio for the 12-month period ended June 30, 2018 was 8.8 times. Excluding the effects of implementing IFRS 9 and IFRS 15, the EBITDA — excluding restructuring and other costs interest coverage ratio was 8.5 times, down from 8.6 times one year earlier. Growth in EBITDA — excluding restructuring and other costs increased the ratio by 0.4, while an increase in net interest costs reduced the ratio by 0.5.

Dividend payout ratios: Actual dividend payout decisions will continue to be subject to our Board’s assessment and the determination of our financial position and outlook, as well as our long-term dividend payout objective range of 65 to 75% of prospective net earnings per share. The disclosed basic and adjusted dividend payout ratios are historical measures utilizing the last four quarters of dividends declared and earnings per share. We currently expect that we will be within our objective range when considered on a prospective dividend payout ratio basis within the medium term. The historical measures for the 12-month period ended June 30, 2018 are presented for illustrative purposes in evaluating our target guideline and both exceeded the objective range.

7.6 Credit facilities

At June 30, 2018, we had available liquidity of more than $2.2 billion from the TELUS revolving credit facility and approximately $174 million of available liquidity from the TELUS International (Cda) Inc. credit facility. In addition, we had $400 million available under our trade receivables securitization program (see Section 7.7 Sale of trade receivables). We are well within our objective of generally maintaining at least $1.0 billion of available liquidity.

TELUS revolving credit facility

We have a $2.25 billion (or U.S. dollar equivalent) revolving credit facility with a syndicate of financial institutions which was renewed in May 2018 and which extended the expiration date from May 31, 2021 to May 31, 2023.

TELUS revolving credit facility at June 30, 2018

Applying IFRS 9 and IFRS 15 ($ millions)	Expiry	Size	Drawn	Outstanding undrawn letters of credit	Backstop for commercial paper program	Available liquidity
Five-year revolving facility [1]	May 31, 2023	2,250	—	—	(3)	2,247

(1)              Canadian dollars or U.S. dollar equivalent.

Our revolving credit facility contains customary covenants, including a requirement that we not permit our consolidated leverage ratio to exceed 4.00 to 1.00 and that we not permit our consolidated coverage ratio to be less than 2.00 to 1.00 at the end of any financial quarter. Excluding the effects of implementing IFRS 9 and IFRS 15, as at June 30, 2018, our consolidated leverage ratio was approximately 2.72 to 1.00 and our consolidated coverage ratio was approximately 8.54 to 1.00. These ratios are expected to remain well within the covenants. There are certain minor differences in the calculation of the leverage ratio and coverage ratio under the revolving credit facility, as compared with the calculation of Net debt to EBITDA — excluding restructuring and other costs and EBITDA — excluding restructuring and other costs interest coverage. Historically, the calculations have not been materially different. The covenants are not impacted by revaluation, if any, of Property, plant and equipment, Intangible assets or Goodwill for accounting purposes. Continued access to our credit facilities is not contingent on maintaining a specific credit rating.

Commercial paper

TELUS Corporation has an unsecured commercial paper program, which is backstopped by our revolving credit facility, enabling us to issue commercial paper up to a maximum aggregate amount of $1.4 billion at June 30, 2018, including a U.S. dollar-denominated commercial paper program for up to US$1.0 billion within this maximum aggregate amount. Foreign currency forward contracts are used to manage currency risk arising from issuing commercial paper denominated in U.S. dollars. The commercial paper program is to be used for general corporate purposes, including, but not limited to, capital expenditures and investments. Our ability to reasonably access the commercial paper market in Canada and the U.S. is dependent on our credit ratings (see Section 7.8 Credit ratings).

TELUS International (Cda) Inc. credit facility

As at June 30, 2018, TELUS International (Cda) Inc. had a bank credit facility, secured by its assets, expiring on December 20, 2022, with a syndicate of financial institutions. The credit facility is composed of a US$350 million revolving component and an amortizing US$120 million term loan component. The credit facility is non-recourse to TELUS Corporation. As at June 30, 2018, $439 million ($432 million net of unamortized issue costs) was outstanding, all of which was denominated in U.S. dollars (US$334 million), with the revolving component having a weighted average interest rate of 4.11%. We have entered into a receive-floating, pay-fixed interest rate exchange agreement which effectively converts our interest obligations on the debt to a fixed rate of 2.64%.

Other letter of credit facilities

At June 30, 2018, we had $206 million of letters of credit outstanding (December 31, 2017 — $224 million) issued under various uncommitted facilities; such letter of credit facilities are in addition to the ability to provide letters of credit pursuant to our committed bank credit facility. Available liquidity under various uncommitted letters of credit facilities was $109 million at June 30, 2018.

7.7 Sale of trade receivables

TELUS Communications Inc., a wholly owned subsidiary of TELUS, is a party to an agreement with an arm’s-length securitization trust associated with a major Schedule I Canadian bank, under which it is able to sell an interest in certain trade receivables for an amount up to a maximum of $500 million. The agreement is in effect until December 31, 2018, and available liquidity was $400 million as at June 30, 2018. (See Note 22 of the interim consolidated financial statements.) Sales of trade receivables in securitization transactions are recognized as collateralized Short-term borrowings and thus do not result in our de-recognition of the trade receivables sold.

TELUS Communications Inc. is required to maintain at least a BB credit rating by DBRS Ltd. or the securitization trust may require the sale program to be wound down prior to the end of the term. The necessary credit rating was exceeded as of August 3, 2018.

7.8 Credit ratings

There were no changes to our investment grade credit ratings as of August 3, 2018.

7.9 Financial instruments, commitments and contingent liabilities

Financial instruments

Our financial instruments and the nature of certain risks that they may be subject to were described in Section 7.9 of our 2017 annual MD&A.

Liquidity risk

As a component of our capital structure financial policies, discussed in Section 4.3 Liquidity and capital resources, we manage liquidity risk by: maintaining a daily cash pooling process that enables us to manage our available liquidity and our liquidity requirements according to our actual needs; maintaining an agreement to sell trade receivables to an arm’s-length securitization trust; maintaining bilateral bank facilities and syndicated credit facilities; maintaining a commercial paper program; maintaining an in-effect shelf prospectus; continuously monitoring forecast and actual cash flows; and managing maturity profiles of financial assets and financial liabilities.

As at June 30, 2018, we could offer $2.5 billion of debt or equity securities pursuant to a shelf prospectus that is in effect until June 2020.

As of the date of this MD&A, we had liquidity of more than $2.2 billion available from unutilized credit facilities (see Section 7.6 Credit facilities) and $400 million available under our trade receivables securitization program (see Section 7.7 Sale of trade receivables).This adheres to our objective of generally maintaining at least $1 billion of available liquidity. We believe that our investment grade credit ratings contribute to reasonable access to capital markets.

Commitments and contingent liabilities

Purchase obligations

As at June 30, 2018, our contractual commitments related to the acquisition of property, plant and equipment were $177 million through to December 31, 2022, as compared to $184 million over a period ending December 31, 2019 reported in our 2017 annual report.

Claims and lawsuits

A number of claims and lawsuits (including class actions and intellectual property infringement claims) seeking damages and other relief are pending against us and, in some cases, other wireless carriers and telecommunications service providers. As well, we have received notice of, or are aware of, certain possible claims (including intellectual property infringement claims) against us and, in some cases, other wireless carriers and telecommunications service providers.

It is not currently possible for us to predict the outcome of such claims, possible claims and lawsuits due to various factors, including: the preliminary nature of some claims; uncertain damage theories and demands; an incomplete factual record; uncertainty concerning legal theories, and procedures and their resolution by the courts, at both the trial and the appeal levels; and the unpredictable nature of opposing parties and their demands.

However, subject to the foregoing limitations, management is of the opinion, based upon legal assessments and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would have a material effect on our financial position and the results of our operations, including cash flows, with the exception of the items disclosed in Note 29 of the interim consolidated financial statements.

Indemnification obligations

As at June 30, 2018, we had no liability recorded in respect of our indemnification obligations.

7.10 Outstanding share information

Outstanding shares (millions)	June 30, 2018	July 31, 2018
Common Shares	596	598
Common Share options — All exercisable (one for one)	<1	<1

7.11 Transactions between related parties

Transactions with key management personnel

Our key management personnel have authority and responsibility for overseeing, planning, directing and controlling our activities. They consist of our Board of Directors and our Executive Leadership Team. Total compensation expense for key management personnel was $27 million and $34 million, in the second quarter and first six months of 2018, respectively, as compared to $11 million and $19 million in the comparable periods in 2017. The increase in compensation expense for key management personnel was due to greater share-based compensation primarily arising from metrics in the period affecting performance condition-based restricted stock units. See Note 30(a) of the interim consolidated financial statements for additional details.

Transactions with defined benefit pension plans

We provided management and administrative services to our defined benefit pension plans. Charges for these services were on a cost recovery basis and were immaterial.

Transactions with real estate joint ventures

In the second quarter of 2018, we had transactions with real estate joint ventures, which are related parties to us, as set out in Note 21 of the interim consolidated financial statements.

As at June 30, 2018, the proportion of space leased in the TELUS Garden office tower was approximately 99%. For the TELUS Garden real estate joint venture, the real estate joint venture accepted an offer to purchase the income producing property and the related net assets; the sale is expected to be completed subsequent to August 3, 2018. The purchaser will assume the 3.7% mortgage and the senior secured 3.4% bonds secured by the income producing property. During the three-month period ended September 30, 2018, in the application of equity accounting, we expect to record our share of the non-recurring gain, which is estimated at approximately $170 million. Concurrently, we will be committing to a donation of up to approximately $120 million (approximately $100 million of which is expected to be made in 2018 in TELUS Corporation Common Shares). See Note 28(b) of the interim consolidated financial statements for additional details.

For the TELUS Sky real estate joint venture, commitments and contingent liabilities include construction-related contractual commitments through to 2019 (approximately $52 million at June 30, 2018) and construction financing ($342 million with three Canadian financial institutions as 66-2/3% lender and TELUS as 33-1/3% lender).

8.              Accounting matters

8.1 Critical accounting estimates

Our significant accounting policies are described in Note 1 of the Consolidated financial statements for the year ended December 31, 2017. The preparation of financial statements in conformity with GAAP requires us to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Our critical accounting estimates and significant judgments are generally discussed with the Audit Committee each quarter and are described in Section 8.1 of our 2017 annual MD&A, which is hereby incorporated by reference.

8.2 Accounting policy developments

Our accounting policy developments were discussed in Section 8.2 Accounting policy developments of our 2017 annual MD&A. See Note 2 of the interim consolidated financial statements for additional details.

IFRS 9, Financial Instruments

IFRS 9, Financial Instruments, is required to be applied for years beginning on or after January 1, 2018, with retrospective application. The new standard includes a model for the classification and measurement of financial instruments, a single forward-looking “expected loss” impairment model and a reformed approach to hedge accounting. Our financial performance is currently not materially affected by the retrospective application of the standard, nor is our financial position.

IFRS 15, Revenue from Contracts with Customers

IFRS 15, Revenue from Contracts with Customers, is required to be applied for years beginning on or after January 1, 2018. The International Accounting Standards Board and the Financial Accounting Standards Board of the United States worked on this joint project to clarify the principles for the recognition of revenue. The new standard was released in May 2014 and supersedes existing standards and interpretations including IAS 18, Revenue. We have applied the standard retrospectively to prior reporting periods, subject to permitted and elected practical expedients.

The effects of the new standard and the materiality of those effects will vary by industry and entity; the effects on us of our retrospective application are set out in Note 2(c) of the interim consolidated financial statements and throughout the MD&A. Like many other telecommunications companies, we are materially affected by its application, primarily in respect of the timing of revenue recognition, the classification of revenue, the capitalization of costs of obtaining a contract with a customer and the capitalization of the costs of contract fulfilment (as defined by the new standard).

9.              Update to general trends, outlook and assumptions, and regulatory developments and proceedings

This section contains forward-looking statements, which should be read together with the Caution regarding forward-looking statements at the beginning of this MD&A.

The assumptions for our 2018 outlook, as described in Section 9 General trends, outlook and assumptions of our 2017 annual MD&A, remain the same, except for the following update as follows:

•                  Our revised estimate for economic growth in Canada in 2018 is 2.1% as updated in our first quarter 2018 MD&A (previously 2.2% as reported in our 2017 annual MD&A).

The extent to which these economic growth estimates affect us and the timing of their impact will depend upon the actual experience of specific sectors of the Canadian economy.

9.1 Telecommunications industry regulatory developments and proceedings

Our telecommunications, broadcasting and radiocommunication services are regulated under federal laws by various authorities, including the Canadian Radio-television and Telecommunications Commission (CRTC), Innovation, Science and Economic Development Canada (ISED) and the Minister of Canadian Heritage.

The following are updates to Section 9.4 Telecommunications industry regulatory developments and proceedings in our 2017 annual MD&A.

Radiocommunication licences and spectrum-related matters

ISED regulates, among other matters, the allocation and use of radio spectrum in Canada and licenses radio apparatus, frequency bands and/or radio channels within various frequency bands to service providers and private users. The department also establishes the terms and conditions attaching to such radio authorizations, including restrictions on licence transfers, coverage obligations, research and development obligations, annual reporting, and obligations concerning mandated roaming and antenna site sharing with competitors.

600 MHz spectrum repurposing decision released

On August 14, 2015, ISED published its Decision on repurposing the 600 MHz Band, SLPB-004-15. In its decision, ISED announced its intention to jointly repack the 600 MHz band in line with the U.S. and to adopt the 70 MHz mobile band plan arising from the Federal Communications Commission (FCC) Incentive Auction. In August 2017, ISED initiated its Consultation on a Technical, Policy and Licensing Framework for Spectrum in the 600 MHz Band and on March 28, 2018, ISED released its Technical, Policy and Licensing Framework for the 600 MHz spectrum auction. ISED announced a 30 MHz set aside for facilities-based providers who serve less than 10% of the national subscriber share and are actively providing commercial telecommunication services to the general public in the licensed area of interest. The asymmetric design of the auction framework, which sets aside a significant portion of the spectrum under auction exclusively for certain carriers (as defined in the framework), raises the risk that we will not able to acquire all the spectrum we need in the auction process, or that we will be required to pay more than we might otherwise pay. The auction will commence on March 12, 2019.

Spectrum Outlook 2018 — 2022

On June 6, 2018, ISED published the Spectrum Outlook 2018 — 2022. There is a risk that bands identified as promising for mobile service will not be allocated for mobile service or will be delayed in being allocated or assigned as the Spectrum Outlook is not a binding forecast of future spectrum assignments.

Repurposing the 3500 MHz spectrum to support 5G

On December 18, 2014, ISED released its Decisions Regarding Policy Changes in the 3500 MHz Band (3475 — 3650 MHz) and a New Licensing Process noting the band would be fundamentally reallocated for flexible (mobile and fixed) use in the near future. On June 6, 2018, ISED released its Consultation on Revisions to the 3500 MHz Band to Accommodate Flexible Use and Preliminary Consultation on Changes to the 3800 MHz Band proposing to claw back 56 to 66% of the band from fixed wireless incumbents other than us and to auction it in 2020. After issuing a transition decision, ISED will then consult on a licensing framework (i.e. auction rules and conditions of licence) for the 3500 MHz band. There is a risk that the transition decisions and auction rules will favour certain carriers over us.

Regulatory and federal government reviews

The CRTC and the federal government have initiated public proceedings to review various matters. They are discussed below.

Wireline wholesale services followup

On July 22, 2015, the CRTC released Review of wholesale wireline services and associated policies, Telecom Regulatory Policy CRTC 2015-326. The major component of this decision was that the CRTC ordered the introduction of a disaggregated wholesale high-speed Internet access service for Internet service provider (ISP) competitors. This will include access to fibre-to-the-premises (FTTP) facilities. This requirement is being phased in geographically beginning in the largest markets in Ontario and Quebec (i.e. in the serving territories of Bell Aliant, Bell Canada, Cogeco, Rogers and Videotron). The CRTC initiated a followup proceeding to determine the technical configurations, appropriate costs and wholesale cost-based rates in those regions.

The FTTP followup activities directed in Telecom Policy CRTC 2015-326 remain ongoing. For the second phase, which involves FTTP wholesale services for the rest of Canada (including our serving territories), a proceeding on technical configurations commenced in 2017 and the associated cost study and tariff review will follow. We anticipate no material adverse impact in the short term from the CRTC’s decision. Given the phased implementation of the mandated provision of wholesale access to our FTTP networks, it is too early to determine the impact this decision will have on us in the longer term. The provision of access to unbundled local loops (ULLs) to competitors will no longer be mandated effective July 22, 2018, subject to the approval of an application setting out a test for ULL forbearance, which addresses areas where forbearance for retail voice service was predicted on the availability of ULLs. We filed such an application on January 19, 2018 and a CRTC decision is pending. The decision is not expected to have a material impact on us.

Wireless wholesale services roaming tariffs

On May 5, 2015, the CRTC determined that it would regulate the wholesale GSM-based domestic roaming rates that we, Rogers and Bell charge other wireless carriers. Proposed final tariff rates were filed by Rogers, Bell, and us on November 23, 2015 based on the CRTC’s Phase II costing approach. On March 22, 2018, the CRTC issued final rates and ordered those rates to be applied retroactively to May 5, 2015. As a result of this order, we have issued credits to wholesale roaming customers, and such credits were immaterial.

Governor in Council’s order to the CRTC to reconsider wireless service providers’ wholesale mobile roaming service tariffs

On March 22, 2018, the CRTC issued its Reconsideration of Telecom Decision CRTC 2017-56 regarding final terms and conditions for wholesale mobile wireless roaming, Telecom Decision CRTC 2018-97 following a public consultation. In this decision, the Commission confirmed the policy from Telecom Decision CRTC 2017-56 that Wi-Fi networks are not considered as a home network for mandated roaming. Simultaneously with the release of Telecom Decision CRTC 2018-97, the CRTC also launched Lower-cost data-only plans for mobile wireless services, Telecom Notice of Consultation CRTC 2018-98, pursuant to which we, Bell and Rogers filed proposals about retail wireless data-only offers. The Commission noted that these types of offers might close perceived gaps in the marketplace for lower-cost data-only plans. We are participating in this proceeding as directed by the CRTC. The impact of any resulting decision is not known at this time.

CRTC report on sales practices of large telecommunications carriers

On June 14, 2018, the Governor in Council directed the CRTC, pursuant to section 14 of the Telecommunications Act, to make a report, by no later than February 28, 2019, regarding the retail sales practices of Canada’s large telecommunications carriers. The CRTC is directed to examine claims of aggressive or misleading sales practices concerning telecommunications services, the prevalence and impact on consumers, as well as potential solutions. On July 16, 2018, the CRTC issued a Notice of Consultation commencing its inquiry. We will participate in the proceeding. It is too early to determine any potential impact on us.

Competition Bureau market study on competition in broadband services

On May 10, 2018, the Competition Bureau commenced a market study to better understand the competitive dynamics of Canada’s broadband internet services industry. The Bureau states that the purpose of the study is to better understand these market outcomes and the competitive dynamics of Canadian broadband markets more generally, including whether resellers are fulfilling their role in placing increased competitive discipline on traditional telephone and cable companies. The Bureau expects to publish the results of the study in a public report, which may include recommendations to relevant government authorities, as appropriate. The Bureau states that the study will enable it to, among other things: make informed regulatory interventions regarding steps that regulators or policymakers could take to further support competition in the broadband industry; and increase its knowledge and understanding of the competitive dynamics of the broadband industry, and telecommunications industry more generally, to inform the Bureau’s future work. We will participate in this proceeding. The deadline for initial submissions and/or requests for interviews with the Bureau is August 31, 2018. The Bureau will then undertake stakeholder engagement and research, as well as information analysis. The Bureau intends to publish a draft report in spring 2019, at which point it will hold public consultations and then publish a final report.

CRTC decision to require pro-rated refunds

On May 5, 2016, the CRTC issued Quebecor Media Inc. — Prohibition of 30-day cancellation policies — Application regarding pro-rated refunds for cancelled services, Telecom Decision CRTC 2016-171, in which the CRTC, among other things, mandated that all service providers are to provide pro-rated refunds to customers who cancel telecommunications and broadcasting service contracts. This decision was unexpected, in that it was contradicted by guidance that we and third parties had received from CRTC staff following a 2014 CRTC decision regarding prohibition of a notice period for cancellation of services and in light of past decisions on the Wireless Code and notice of cancellation policies that had not mandated pro-rated refunds. The decision impacts billing systems, with no transition period provided to implement the required changes. On July 4, 2016, we filed an application with the CRTC seeking guidance and clarification that the decision does not apply with respect to wireless services with a subsidized device, usage-based services and local telephone service in non-forborne exchanges. TELUS also requested an extension of time to implement the decision. At the CRTC’s request, we filed further submissions on August 14, 2017, and September 5, 2017. The CRTC ruled on our application on June 1, 2018, and determined that the requirement to provide refunds, pro-rated on the basis of days remaining in a billing cycle, shall apply to all contracts. The CRTC further permitted us a four-month extension to October 1, 2018 to implement the pro-rating requirements. The impact of this decision is not expected to be material.

Phase out of local service subsidy regime

On June 26, 2018 the CRTC issued Phase-out of the local service subsidy regime, Telecom Regulatory Policy CRTC 2018-213. In this decision, the CRTC determined that it would phase out the existing local service subsidy over three years, from January 1, 2019 to December 31, 2021. The impact of this decision is not expected to be material.

Review of the price cap and local forbearance regimes

Simultaneously with the release of the Phase out of local subsidy regime decision above, the CRTC issued Review of the price cap and local forbearance regimes, Telecom Notice of Consultation CRTC 2018-214. In this proceeding, the CRTC intends to review, among other things, pricing constraints for all residential local exchange services; whether compensation to incumbent local exchange carriers is required given that the local service subsidy is being eliminated further to the Phase out of the local subsidy regime decision; whether there is still a need for an exogenous factor mechanism in the price cap regimes; and whether changes are necessary to the test for local forbearance. It is too early to determine the impact of this proceeding.

Broadcasting-related issues

Broadcasting licences held by TELUS

Our regional licences to operate broadcasting distribution undertakings in B.C. and Alberta have been granted a series of administrative renewals, which have now extended the licence terms to August 31, 2018. We have filed applications for new broadcasting distribution licences to serve markets in B.C. and Alberta that exceed the 20,000 subscriber threshold for exemption, and a public hearing was held in October 2017 to consider these applications. Our regional broadcasting distribution licence to serve Quebec has also been granted an administrative renewal, which has extended the licence terms to December 31, 2018. As part of the renewal process, we have filed an application to return our province-wide regional licences in favour of operating on an exempt basis in each of its currently licensed serving areas in Quebec. Our licence to operate a national video-on-demand service was renewed to August 31, 2023, as part of Broadcasting Decision CRTC 2018-20.

CRTC ordered to report back to federal government on distribution models of the future

On September 22, 2017, the Governor in Council issued an Order in Council pursuant to section 15 of the Broadcasting Act to request that the CRTC hold hearings and report on distribution models of the future and how Canadians will access programming. On May 31, 2018, the CRTC issued its report, titled Harnessing Change: The Future of Programming Distribution in Canada, which provides an overview of the state of programming content distribution in Canada and sets out some options changes to the policy framework for consideration. This report will likely form part of the record for the joint review of the Broadcasting Act and Telecommunications Act by a panel of experts as described below. It is not expected to have any negative material impact on us.

Review of the Telecommunications Act and the Broadcasting Act

On June 5, 2018, the federal government announced a joint review of the Telecommunications Act and the Broadcasting Act to be conducted by a panel of seven experts, which will have until January 31, 2020 to provide its recommendations. At this time, we do not know the impact of the review and any resulting amendments to the Telecommunications Act, the Broadcasting Act or the Radiocommunication Act (all three of which form the main legislative framework for communications).

Review of the Copyright Act and Copyright Board

The Copyright Act’s mandated five-year review was due in 2017 and the process for review was announced in December 2017. The Standing Committee on Industry, Science and Technology began this process in February 2018 with in-camera meetings with members of ISED and the Department of Canadian Heritage, and has announced a three- phase review with an expected completion timeline of early 2019. We will actively participate in this process and will advocate for changes that will enable innovative solutions to be deployed in an efficient manner while defending against proposals that would result in increased costs for the distribution of television signals. The policy approach for copyright has traditionally been based on a balance of interests of creators and consumers, and as a result, changes to the Copyright Act are not expected to have a negative material impact on us.

10.       Risks and risk management

The principal risks and uncertainties that could affect our future business results and associated risk mitigation activities were described in our 2017 annual MD&A and have not materially changed since December 31, 2017. Reference is made as well to the summary of risks and uncertainties in the Caution regarding forward-looking statements at the beginning of this MD&A.

11.       Definitions and reconciliations

11.1 Non-GAAP and other financial measures

We have issued guidance on and report certain non-GAAP measures that are used to evaluate the performance of TELUS, as well as to determine compliance with debt covenants and to manage our capital structure. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. Securities regulations require such measures to be clearly defined, qualified and reconciled with their nearest GAAP measure.

Adjusted Net income and adjusted basic earnings per share: These measures are used to evaluate performance at a consolidated level and exclude items that may obscure the underlying trends in business performance. These measures should not be considered alternatives to Net income and basic earnings per share in measuring TELUS’ performance. Items that may, in management’s view, obscure the underlying trends in business performance include significant gains or losses associated with real estate development partnerships, gains on exchange of wireless spectrum licences, restructuring and other costs, long-term debt prepayment premiums (when applicable), income tax-related adjustments, asset retirements related to restructuring activities and gains arising from business combinations. (See Reconciliation of adjusted Net income and Reconciliation of adjusted basic EPS in Section 1.3.)

Capital intensity: This measure is calculated as capital expenditures (excluding spectrum licences) divided by total operating revenues. This measure provides a basis for comparing the level of capital expenditures to those of other companies of varying size within the same industry.

Dividend payout ratio: This is a historical measure calculated as the sum of the last four quarterly dividends declared per Common Share, as reported in the financial statements, divided by the sum of basic earnings per share for the most recent four quarters for interim reporting periods. For fiscal years, the denominator is annual basic earnings per share. Our objective range for the annual dividend payout ratio is on a prospective basis, rather than on a trailing basis, and is 65 to 75% of sustainable earnings per share on a prospective basis. (See Section 7.5 Liquidity and capital resource measures.)

Calculation of Dividend payout ratio

12-month periods ended June 30 ($)	2018	2018	2017
	As currently reported	Excluding effects of implementing IFRS 9 and IFRS 15
Numerator — Sum of the last four quarterly dividends declared per Common Share	2.0275	2.0275	1.9125
Denominator — Net income per Common Share	2.62	2.46	2.10
Ratio (%)	77	82	91

Dividend payout ratio of adjusted net earnings: This ratio is a historical measure calculated as the sum of the last four quarterly dividends declared per Common Share, as reported in the financial statements, divided by adjusted net earnings per share. Adjusted net earnings per share is basic earnings per share, as used in the Dividend payout ratio, adjusted to exclude the gain on the exchange of wireless spectrum licences, net gains and equity income from real estate joint venture developments, provisions related to business combinations, immediately vesting transformative compensation (transformative compensation) expense, long-term debt prepayment premium (when applicable) and income tax-related adjustments.

Calculation of Dividend payout ratio of adjusted net earnings

12-month periods ended June 30 ($)	2018	2018	2017
	As currently reported	Excluding effects of implementing IFRS 9 and IFRS 15
Numerator — Sum of the last four quarterly dividends declared per Common Share	2.0275	2.0275	1.9125
Adjusted net earnings ($ millions):
Net income attributable to Common Shares	1,556	1,464	1,241
Add (deduct) net losses and equity losses (net gains and equity income) from real estate joint venture developments, after income taxes	1	1	(13)
Provisions related to business combinations, after income taxes	(22)	(22)	8
Add back transformative compensation expense, after income taxes	—	—	224
Add back net unfavourable income tax-related adjustments	21	21	(19)
	1,556	1,464	1,441
Denominator — Adjusted net earnings per Common Share	2.62	2.46	2.44
Adjusted ratio (%)	77	82	78

Earnings coverage: This measure is defined in the Canadian Securities Administrators’ National Instrument 41-101 and related instruments, and is calculated as follows:

Calculation of Earnings coverage

12-month periods ended June 30 ($ millions, except ratio)	2018	2018	2017
	As currently reported	Excluding effects of implementing IFRS 9 and IFRS 15
Net income attributable to Common Shares	1,556	1,464	1,241
Income taxes (attributable to Common Shares)	593	559	430
Borrowing costs (attributable to Common Shares)[1]	576	576	551
Numerator	2,725	2,599	2,222
Denominator — Borrowing costs	576	576	551
Ratio (times)	4.7	4.5	4.0

(1)         Interest on Long-term debt plus Interest on short-term borrowings and other plus long-term debt prepayment premium, adding back capitalized interest and deducting borrowing costs attributable to non-controlling interests.

EBITDA (earnings before interest, income taxes, depreciation and amortization): We have issued guidance on and report EBITDA because it is a key measure used to evaluate performance at a consolidated level. EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. EBITDA should not be considered an alternative to Net income in measuring TELUS’ performance, nor should it be used as an exclusive measure of cash flow. EBITDA as calculated by TELUS is equivalent to Operating revenues less the total of Goods and services purchased expense and Employee benefits expense.

We calculate EBITDA — excluding restructuring and other costs, as it is a component of the EBITDA — excluding restructuring and other costs interest coverage ratio and the Net debt to EBITDA — excluding restructuring and other costs ratio.

We also calculate Adjusted EBITDA to exclude items of an unusual nature that do not reflect our ongoing operations and should not, in our opinion, be considered in a valuation metric or should not be included in an assessment of our ability to service or incur debt.

EBITDA reconciliation

	Second quarters ended June 30		Six-month periods ended June 30
	2018	2017	2018	2017
($ millions)	Applying IFRS 9 and IFRS 15 (2017 adjusted)		Applying IFRS 9 and IFRS 15 (2017 adjusted)
Net income	397	396	809	818
Financing costs	150	142	306	280
Income taxes	145	144	296	287
Depreciation	411	391	822	793
Amortization of intangible assets	148	135	287	265
EBITDA	1,251	1,208	2,520	2,443
Add back restructuring and other costs	35	36	69	40
EBITDA — excluding restructuring and other costs	1,286	1,244	2,589	2,483
Deduct net gains and equity income from real estate joint venture developments	—	(3)	—	(3)
Adjusted EBITDA	1,286	1,241	2,589	2,480

EBITDA — excluding restructuring and other costs interest coverage: This measure is defined as EBITDA —excluding restructuring and other costs, divided by Net interest cost, calculated on a 12-month trailing basis. This measure is similar to the coverage ratio covenant in our credit facilities, as described in Section 7.6 Credit facilities.

Free cash flow: We report this measure as a supplementary indicator of our operating performance. It should not be considered an alternative to the measures in the condensed interim consolidated statements of cash flows. Free cash flow excludes certain working capital changes (such as trade receivables and trade payables), proceeds from divested assets and other sources and uses of cash, as found in the condensed interim consolidated statements of cash flows. It provides an indication of how much cash generated by operations is available after capital expenditures (excluding purchases of spectrum licences) that may be used to, among other things, pay dividends, repay debt, purchase shares or make other investments. Free cash flow may be supplemented from time to time by proceeds from divested assets or financing activities. The application of IFRS 15 reflects a non-cash accounting change. As such, the underlying economics and free cash flow generated by the business are not impacted by the change.

Free cash flow calculation

	Second quarters ended June 30		Six-month periods ended June 30
	2018	2017	2018	2017
($ millions)	Applying IFRS 9 and IFRS 15 (2017 adjusted)		Applying IFRS 9 and IFRS 15 (2017 adjusted)
EBITDA	1,251	1,208	2,520	2,443
Deduct non-cash gains from the sale of property, plant and equipment	(8)	—	(16)	(1)
Restructuring and other costs, net of disbursements	7	—	3	(46)
Deduct net gains and equity income from real estate joint venture developments	—	(3)	—	(3)
Effects of contract asset, acquisition and fulfilment	4	(14)	22	12
Items from the condensed interim consolidated statements of cash flows:
Share-based compensation, net	35	23	53	39
Net employee defined benefit plans expense	24	20	49	41
Employer contributions to employee defined benefit plans	(14)	(13)	(35)	(35)
Interest paid	(130)	(125)	(280)	(267)
Interest received	3	1	5	1
Capital expenditures (excluding spectrum licences)	(791)	(810)	(1,441)	(1,534)
Other	—	6	—	6
Free cash flow before income taxes	381	293	880	656
Income taxes paid, net of refunds	(52)	(33)	(108)	(179)
Free cash flow	329	260	772	477

The following reconciles our definition of free cash flow with cash provided by operating activities.

Free cash flow reconciliation with Cash provided by operating activities

	Second quarters ended June 30		Six-month periods ended June 30
	2018	2017	2018	2017
($ millions)	Applying IFRS 9 and IFRS 15 (2017 adjusted)		Applying IFRS 9 and IFRS 15 (2017 adjusted)
Free cash flow	329	260	772	477
Add (deduct):
Capital expenditures (excluding spectrum licences)	791	810	1,441	1,534
Adjustments to reconcile to Cash provided by operating activities	86	56	(169)	(176)
Cash provided by operating activities	1,206	1,126	2,044	1,835

Net debt: We believe that net debt is a useful measure because it represents the amount of Short-term borrowings and long-term debt obligations that are not covered by available Cash and temporary investments. The nearest IFRS measure to net debt is Long-term debt, including Current maturities of Long-term debt. Net debt is a component of the Net debt to EBITDA — excluding restructuring and other costs ratio.

Calculation of Net debt

	2018	2017
As at June 30 ($ millions)	Applying IFRS 9 and IFRS 15 (2017 adjusted)
Long-term debt including current maturities	14,145	13,544
Debt issuance costs netted against long-term debt	93	74
Derivative liabilities, net	63	64
Accumulated other comprehensive income amounts arising from financial instruments used to manage interest rate and currency risks associated with U.S. dollar-denominated long-term debt (excluding tax effects)	(64)	(7)
Cash and temporary investments	(683)	(371)
Short-term borrowings	113	100
Net debt	13,667	13,404

Net debt to EBITDA — excluding restructuring and other costs: This measure is defined as net debt at the end of the period divided by 12-month trailing EBITDA — excluding restructuring and other costs. Our long-term policy guideline for this ratio is from 2.00 to 2.50 times. (See discussion in Section 7.5 Liquidity and capital resource measures.) This measure is similar to the leverage ratio covenant in our credit facilities, as described in Section 7.6 Credit facilities.

Net interest cost: This measure is the denominator in the calculation of EBITDA — excluding restructuring and other costs interest coverage. Net interest cost is defined as financing costs, excluding capitalized long-term debt interest, employee defined benefit plans net interest and recoveries on redemption and repayment of debt, calculated on a 12-month trailing basis. No recoveries on redemption and repayment of debt were recorded in the first six months of 2018 or throughout 2017. Expenses recorded for the long-term debt prepayment premium, if any, are included in net interest cost. Net interest cost was $589 million in the 12-month period ended June 30, 2018, and $560 million in the 12-month period ended June 30, 2017.

Restructuring and other costs: With the objective of reducing ongoing costs, we incur associated incremental, non-recurring restructuring costs. We may also incur atypical charges, which are included in other costs, when undertaking major or transformational changes to our business or operating models. In addition, we include incremental atypical external costs incurred in connection with business acquisition or disposition activity, as well as litigation costs, in the context of significant losses and settlements, in other costs.

Components of restructuring and other costs

	Second quarters ended June 30		Six-month periods ended June 30
	2018	2017	2018	2017
($ millions)	Applying IFRS 9 and IFRS 15 (2017 adjusted)		Applying IFRS 9 and IFRS 15 (2017 adjusted)
Goods and services purchased	10	20	15	24
Employee benefits expense	25	16	54	16
Restructuring and other costs included in EBITDA	35	36	69	40

11.2 Operating indicators

The following measures are industry metrics that are useful in assessing the operating performance of a wireless and wireline telecommunications entity, but do not have a standardized meaning under IFRS-IASB.

Average billing per subscriber unit per month (ABPU) for wireless subscribers is calculated as network revenue derived from monthly service plan, roaming and usage charges, as well as monthly re-payments of the outstanding device balance owing from customers on contract; divided by the average number of subscriber units on the network during the period and is expressed as a rate per month.

Average revenue per subscriber unit per month (ARPU) for wireless subscribers is calculated as network revenue derived from monthly service plan, roaming and usage charges; divided by the average number of subscriber units on the network during the period and is expressed as a rate per month.

Churn per month (or churn) is calculated as the number of subscriber units deactivated during a given period divided by the average number of subscriber units on the network during the period, and is expressed as a rate per month. Blended churn refers to the aggregate average of both prepaid and postpaid churn. A TELUS, Koodo or Public Mobile brand prepaid wireless subscriber is deactivated when the subscriber has no usage for 90 days following expiry of the prepaid credits.

Wireless subscriber unit (subscriber) is defined as an active mobile recurring revenue-generating unit (e.g. mobile phone, tablet or mobile Internet key) with a unique subscriber identifier (SIM or IMEI number). In addition, TELUS has a direct billing or support relationship with the user of each device. Subscriber units exclude machine-to-machine devices (a subset of the Internet of Things), such as those used for asset tracking, remote control monitoring and meter readings, vending machines and wireless automated teller machines.

Wireline subscriber connection is defined as an active recurring revenue-generating unit that has access to stand-alone services, including fixed Internet access, TELUS TV and residential network access lines (NALs). In addition, TELUS has a direct billing or support relationship with the user of each service. Reported subscriber units exclude business NALs, as the impact of migrating from voice lines to IP services has led to business NAL losses without a similar decline in revenue, thus diminishing its relevance as a key performance indicator.